FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE
Communication of Relevant Information

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated February 5th, 2013, with registration CNMV No. 181984, PRISA informs that today, and with trade effects of today Wednesday 13th, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) 1,884,466 new Class A common shares coming from (i) the exercise of the conversion right of Class B non-voting shares issued by PRISA1, (ii) the payment of the accrued dividend affecting these shares, and (iii) the execution of the capital increase corresponding to the 25th window of PRISA2 exercise of warrants.

Madrid, February 13th, 2013

____________________________

1 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

2 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th of December 2010, with registration CNMV No 134.087 and 134.403, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 1st, 2013	By:	/s/ Carlos Ulecia Palacios
Name: Carlos Ulecia Palacios
Title: Deputy Secretary of the Board of Directors

PRISA

Annual Results 2012

February 28th, 2012

PRISA REACHED IN 2012 AN EBITDA OF 427 MILLION EUROS (-2.3%)

Recurrent EBITDA was 476.76 million Euros (-3.3%)

45% of this result comes from Latin America.

The Group showed a net loss of 255.03 million Euros after having provisioned 305.28 million Euros for goodwill and fixed asset impairments

Education and Radio businesses in Latam show double digit growth while the advertising market in Spain and Portugal continued with significant falls.

- **Press results were very impacted by the decrease of the advertising market in Spain.** Throughout 2012, advertising revenues in this division fell by 20.6% (by 30.6% in Q4 standalone).

- **The Radio business showed an divergent behaviour between Spain and Latam:** In Spain advertising fell in 2012 by 17.1% (-20.9% in Q4 standalone), while Latam grew by 15.2% (+13.9% in Q4 standalone).

- **The Pay TV business** increased its revenues by 6,8% and its recurring EBITDA by 11.3%. The number of **Satellite Subscribers** fell by 36,374 since December 2011, given the negative impact of weak consumption and the VAT increase. Canal+ increased its market share by more than 2 percentage points, reaching 42%(*). Satellite subscribers **ARPU** stood at 44.2 Euros on average in Q4 and **churn** stood at 15.4% as of December 2012.

  Following the new agreement signed in August 2012, Canal+ offers the best football content of its history.

- **Santillana increased its revenues by 1.8%.** We highlight the strong growth in Latam revenues (+5.4%) despite that in Brazil 2012 was the lowest year in the education cycle. Revenues in Spain fell by 8.9%, due to General Publishing development and the smaller education campaign. **Santillana's EBITDA grew by 7.7%** adjusted by non-recurring items.

- **Total Latam revenues grew by 7.7% representing 26.7% of the Group's revenues** (24.3% in 2011). EBITDA from this region grew by 12.8% reaching 45.0% of total Group EBITDA (38.6% in 2011).

- **The effort in Digital development was maintained during 2012. Digital advertising revenues grew by 15.1%.** We highlight Press (+17.9%); which accounted for 19.8% of total advertising revenues for this division. As of December, total number of unique browsers reached 72 million (+ 9.4%).

- **The company continued with a strong cost control effort in all cost lines and business units.** In 2012, total expenses (excluding amortizations and provisions) were reduced by 2.2%, by -7.5% adjusted by one-offs and the impact of the new agreement on football rights.

- **Net debt stood at 3,083.37 million Euros, which implies a reduction of 450.21 million Euros** since December 2011. Net financial debt stood at 2,938.93 million Euros.

(*): internal estimates

2012 Highlights:

- **The advertising market in Spain and Portugal (in Radio, TV and written press) continued showing significant falls during 2012, in a negative economic environment in which consumption decreases continued accelerating.** Advertising revenues in Iberia fell by 17.1% year on year and accounted for 15.5% of total Group revenues.

- Advertising revenues reached 553.4 million Euros, implying a 10.8% fall compared to 2011, and accounted for 20.8% of total Group revenues (compared to the 22.8% of 2011). We highlight the **growth in Latin American advertising of +14.9%** (25.4% of all advertising revenues).

- **Strong effort in cost control:** In 2012, operating expenses, excluding amortisation and provisions, fell by 2.2%. Excluding the impact of the football costs, costs would have fallen by 7.5% (143.58 million Euros).

- **Pay TV: Strong growth in revenues and EBITDA**: revenues reached 1,079.92 million Euros and recurring EBITDA 192.35 million Euros, with implied a growth of 6.8% and 11.3% respectively.
  Key Performance Indicators were impacted by the increase in VAT (in a very difficult economic environment) by the new commercialisation of football content and the increased prices in Canal+ Liga, following the Mediapro agreement.
  ▪ **Net adds in satellite subscribers** fell by 36,374
  ▪ **Net adds in subscribers from other operators of Canal+1 (including OTT)** grew by 38,888.
  ▪ **Satellite ARPU stood at 44.2 Euros** on average in the 4th quarter (41.5 in 4Q 2011)
  ▪ **Churn stood at 15.4%** (vs 14.7% in September 2012)
  ▪ **iPlus subscribers reached 34.2% or 587,331** (vs 33.5% in September 2012)
  ▪ **In September, the Group signed agreements with all the Pay TV operators** to distribute Canal+ Liga through them.

- **Media Capital: EBITDA growth thanks to cost control:** Revenues (184.3 million Euros) fell by 17.8%. Recurring EBITDA (42.7 million Euros) remained stable (+0.3%), which shows the strong effort in cost control that was undertaken.

- **Education: Strong growth in Latin America:** Revenues (733.7 million Euros) grew by 1.8% with Latin America up by +5.4%. We highlight the growth of Mexico (+17.6%), Ecuador (+23.3%), Puerto Rico (+35.4%), Dominican Republic (+43.3%) and USA (+41%), as well as Argentina (+20.6%), Central America (+27.3%), Colombia (+3.4%), Peru (+129.4%), Bolivia (+16.1%), Uruguay (+22.2%) or Chile (+16.5%), and the lower contribution of Brazil on the back of its education cycle (-17.0%). **Spain saw its revenues fall by 8.9%**. Recurring EBITDA reached 187.1 million Euros (+7.7%).

- **Radio: Strong growth in Latin America and weakness in Spain.** Revenues (342.4 million Euros) fell by 9.1% versus the last period given mainly **the lower advertising in Spain** (-17.1%). **Strong growth in Latin American advertising** (+15.2%) with a strong performance in Colombia (+19.6%), Chile (+11.7%) and Mexico (+12.3%).

- **Press: Weakness in the advertising market.** Press revenues stood at 314.6 million Euros, 19.3% lower than in 2011. This is explained by the weakness in advertising (-20.6%), the lower circulation numbers (down by -12.7%), as well as the positive impact that promotions and fiscal deductions had in 2011. Recurring EBITDA reached 15.5 million Euros (-71.8%).

- **Digital Area: Solid growth.** Digital advertising showed a growth of 15.1% in 2012. The digital area received a monthly average number of daily browsers of 72 million (December 2012), which **represents a growth of 9.4% versus 2011. This is thanks to the strong growth in Prisa Television, El Pais sites and CincoDias.com, as well as International Radio.**

I. Consolidated Results

The comparison of 2012 and 2011 results is affected by several **extraordinary items recorded under both revenues and expenses** such as the consolidation of Dédalo through Global Consolidation since April 1st 2012 (instead of equity consolidated), redundancy expenses on the back of the efficiency plan undertaken since December 2010, the provision on the back of the ONO agreement of the goodwill impairment charges (see further explanation on page 6)

To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items.

€ Million	JANUARY - DECEMBER			SEPTIEMBRE-DICIEMBRE		
	2012	2011	Chg.%	2012	2011	Chg.%
Operating Revenues	2.664,69	2.724,45	(2,2)	667,15	685,93	(2,7)
EBITDA*	427,00	436,91	(2,3)	23,71	57,22	(58,6)
EBIT	(175,05)	(35,74)	-	(330,86)	(246,40)	(34,3)
Net financial result	(174,09)	(195,15)	10,8	(40,73)	(61,50)	33,8
Interest on debt	(113,64)	(124,65)	8,8	(28,64)	(33,23)	13,8
Other financial results	(60,46)	(70,50)	14,2	(12,09)	(28,27)	57,2
Result from associates	(6,27)	(13,83)	54,6	(1,43)	(18,19)	92,2
Profit before tax	(355,42)	(244,71)	(45,2)	(373,01)	(326,09)	(14,4)
Income tax expense	20,44	(147,97)	113,8	22,12	(134,05)	116,5
Results from discontinued activities	(3,50)	(2,65)	(32,1)	(1,20)	(1,61)	25,8
Minority interest	83,45	(55,88)	-	128,50	(7,40)	-
Net profit	(255,03)	(451,22)	43,5	(223,59)	(469,14)	52,3
EBITDA Margin	16,0%	16,0%		3,6%	8,3%	
EBIT Margin	(6,6%)	(1,3%)		(49,6%)	(35,9%)	
One-offs in operating revenues	12,41	10,29		0,68	(2,00)	
Dédalo full consolidation	12,41	-		0,68	-	
Others	-	10,29		-	(2,00)	
One-offs in operating expenses*	428,75	319,48		352,71	263,89	
Dédalo full consolidation	18,02	-		3,00	-	
Redundancies	51,08	77,21		44,42	21,62	
Provisions- ONO (Prisa TV)	54,37	-		-	-	
Deterioros fondo de comercio y otros deterioros	305,28	252,94		305,28	252,94	
Otros	-	(10,68)		-	(10,68)	
Adjusted Operating Revenues	2.652,28	2.714,16	(2,3)	666,48	687,93	(3,1)
Adjusted EBITDA	476,76	493,16	(3,3)	68,00	70,17	(3,1)
Adjusted EBITDA Margin	18,0%	18,2%		10,2%	10,2%	
Adjusted EBIT	241,28	273,47	(11,8)	21,18	19,49	8,6
Adjusted EBIT Margin	9,1%	10,1%		3,2%	2,8%	
Adjusted Profit Before tax	56,47	77,53	(27,2)	(23,91)	(47,15)	49,3
Efectos extraordinarios en impuesto de sociedades	(3,14)	147,48		(1,90)	147,48	
Provisión impuesto de sociedades	10,70	183,00		4,00	183,00	
Deducción por reinversión de beneficios extraordinarios y otros	(13,84)	(35,52)		(5,90)	(35,52)	
Adjusted Net Profit	(12,82)	1,62	-	(18,61)	(49,88)	62,7

** The new agreement on football rights lead to the allocation of revenues and expenses from these in 12 months (see further information in the appendix). Compared to the previous situation, this implies a positive impact at EBITDA level of 54 million Euros (EBITDA would have fallen by 14.6% instead of by 2.3% in 2012).*

As has been the case in previous quarters, revenues from Education (+3.0%) and Canal+ subscriber revenues (10.6%), led by the growth in subscribers from Other Platforms, **showed a very positive behaviour, as well as the revenues from international advertising** (mainly in Radio, +15.2%). This managed to partly compensate the weakness shown by advertising revenues (in Spain and Portugal) and circulation (in Press).

€ Million	JANUARY - DECEMBER			SEPTIEMBRE-DICIEMBRE		
	2012	2011	Chg.%	2012	2011	Chg.%
Advertising	553,37	620,06	(10,8)	153,62	176,38	(12,9)
Books and training	718,78	697,88	3,0	146,52	165,19	(11,3)
Newspapers and magazine sales	146,22	168,74	(13,3)	33,50	39,21	(14,6)
Subscriber revenues	906,84	887,09	2,2	233,55	223,76	4,4
Subscriber revenues from other platforms	97,82	21,69	-	57,46	7,46	-
Audiovisual production revenues	27,78	66,55	(58,3)	-14,72	11,83	-
Other revenues	213,89	262,45	(18,5)	57,23	62,11	(7,8)
Total operating revenues	**2.664,69**	**2.724,46**	**(2,2)**	**667,15**	**685,93**	**(2,7)**
Efectos extraordinarios en ingresos	**12,41**	**10,29**		**0,68**	**(2,00)**	
Dédalo full consolidation	12,41			0,68		
Others	-	10,29		-	(2,00)	
Total ingresos de explotación ajustados	**2.652,28**	**2.714,17**	**(2,3)**	**666,48**	**687,93**	**(3,1)**
Otros ingresos ajustados	201,48	252,16	(20,1)	56,56	62,11	(8,9)

The company maintained during 2012 its **strict cost control** policy given the weakness of the macro-economic environment. Operating expenses in 2012, including amortizations and provisions, reached 2,839.75 million Euros. Excluding amortizations and provisions, costs fell by 2.2%.
Adjusted by non-recurring items, operating expenses fell (-1.2%) **in 2012**, with lower external services and personnel expenses. Excluding Amortizations and Provisions, the fall in adjusted operating expenses was of 2.0%.

The detail is as follows:

€ Million	ENERO - DICIEMBRE			SEPTEMBER-DECEMBER		
	2012	2011	Chg.%	2012	2011	Chg.%
Purchases	889,35	824,12	7,9	257,21	237,55	8,3
Outside services	742,98	788,81	(5,8)	199,66	203,98	(2,1)
Staff costs	604,96	674,32	(10,3)	186,60	187,36	(0,4)
Other operating expenses	0,40	0,28	43,8	(0,03)	(0,18)	82,9
Amortization and depreciation	602,06	472,65	27,4	354,57	303,62	16,8
Total operating expenses	**2.839,75**	**2.760,19**	**2,9**	**998,01**	**932,33**	**7,0**
One-offs in operating expenses	**428,75**	**319,48**		**352,71**	**263,89**	
Integración de Dédalo	18,02	-		3,00	-	
Redundancies (staff costs)	51,08	77,21		44,42	21,62	
ONO- Prisa TV (provisions)	54,37	-		-	-	
Deterioros fondo de comercio y otros deterioros	305,28	252,94		305,28	252,94	
Otros	-	(10,68)		-	(10,68)	
Total adjusted operating expenses	**2.411,00**	**2.440,70**	**(1,2)**	**645,30**	**668,44**	**(3,5)**
Purchases	890,66	824,12	8,1	258,10	237,55	8,7
Outside services	739,25	805,70	(8,2)	199,08	220,87	(9,9)
Staff costs	545,21	590,90	(7,7)	141,33	159,52	(11,4)
Other operating expenses	0,40	0,28	43,8	(0,03)	(0,18)	82,9
Amortization and depreciation	235,48	219,71	7,2	46,82	50,67	(7,6)

Staff costs, adjusted by non-recurring items fell in 2012 by 7.7% or 45.68 million Euros. This reduction took place mainly in **Spain, where staff costs fell by 12.9%** or 49.75 million Euros, whilst in Latin America, staff costs grew by 2% or 4.07 million Euros.

	JANUARY - DECEMBER			
€ Million	2012	2011	Chg.%	Var. €m
Spain	336,03	385,78	(12,9)	(49,75)
International	209,19	205,12	2,0	4,07
Total Staff Costs	**545,21**	**590,90**	**(7,7)**	**(45,68)**

Excluding the impact of the increased football rights costs, adjusted operating expenses would have fallen by 7.5% or 143.58 million Euros, with Purchases down by 6%, External Services down by 8.2% and Staff Costs down by 7.7%.

EBITDA reached 427.0 million Euros in 2012 (a 2.3% fall compared to 2011) given the non/recurring items registered in 2011 (essentially the expenses for redundancies which reached 77.2 million Euros, and other extraordinary item as FC Barcelona conflict) but also other extraordinary accounted for in 2012 (redundancies of 51.08 million Euros and Dédalo integration). **Excluding these items, EBITDA would have fallen by 3.3% in the period to 476.76 million Euros (with a slight reduction in margins from 18.2% to 18.0%).**

Regarding the extraordinary items impacting the consolidated accounts of Grupo PRISA we highlight:

1. Redundancy Expenses: The extraordinary expenses for the redundancies amount reached 51.08 million Euros in 2012, compared to the 77.2 million Euros of 2011.

2. Dédalo: Until March 31st 2012, Dédalo was integrated through equity consolidation and its financial debt was being guaranteed by Prisa, with payments for the amortization and interests of this debt included in the Cash Flow statement under "Financing of Associates".

PRISA then reached an agreement to sell the commercial printing division of Dédalo to Sherpa Capital. Of the remaining business of Dédalo, PRISA exercised a call option it had over the stake it still did not hold. The exercise of this option **led to the Global consolidation** of Dédalo and its subsidiaries as from April 1st of 2012.

The **impact of the Global consolidation in the Group's accounts of 2012** was of 12.4 million Euros at revenue level, a contribution of 1.3 million Euros to its EBITDA, and the consolidation of Dédalo's debt (which stood at 92.8 million Euros in April, which at December 2012 was reduced to 80.4 million Euros).

3. ONO agreement Provision (already included in the first half results)**:** During 2009, 2010 and 2011, PRISA paid some 108.75 million Euros to ONO as a result of several lawsuits that were taking place between them. During the second quarter of 2012, **the Company reached an agreement with ONO following which some 54.37 million Euros were recovered by the Company** (half of the total 108.75 million paid), which ended the lawsuits that PRISA had with ONO. As a consequence of this deal, the Company registered **an extraordinary 54.37 million Euro provision in its P&L** for the amount which has not been recovered.

4. **Goodwill and other impairments** reached 305.28 million Euros, of which 294 million Euros corresponded to the Goodwill impairment of DTS, 6 million Euros of the deterioration of the Music industry in general (impairment of the investment in RCM Música in Spain) and the rest to fixed asset value deterioration in International Radio.

With regard to the DTS goodwill impairment, the worse economic environment, the decrease in the Pay TV market in general (despite the increase in market share of DTS), the VAT increase, and the change in the commercialization model of football (who's incremental costs should be compensated with revenues from multi-distribution agreements and market growth), imply that more time will be necessary to reach the targeted level of subscriber base implicit in the profitability plan of the company.

Financial results have fallen by 21.06 million Euros (-10.8%), mainly on the back of the fall of "**Interest on debt**" of 11.02 million Euros (8.8%) and the decrease of "**Other Financial Expenses**" (of 14.2%) mainly because of the liabilities update expenses, where the major differences appear in FX changes and mark to market of financial instruments

Equity consolidated results include the estimate of the 17.336% net result of Mediaset España, as well as the results of V-Me, Le Monde and others.

Earnings attributable to minority interests are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Adjusted Net profit (excluding the impact of extraordinary expenses and extraordinary provisions) reached a loss of 12.82 million Euros compared to the reported net loss of 255.03 million Euros.

Audiovisual

AUDIOVISUAL*	JANUARY - DECEMBER 2012	JANUARY - DECEMBER 2011	JANUARY - DECEMBER % Chg.	OCTOBER-DECEMBER 2012	OCTOBER-DECEMBER 2011	OCTOBER-DECEMBER % Chg.
Revenues	**1.259,85**	**1.241,19**	**1,5%**	**342,85**	**310,79**	**10,3%**
Prisa TV*	1.079,92	1.011,28	6,8%	291,81	255,05	14,4%
Media Capital	184,32	224,36	(17,8%)	52,18	57,08	(8,6%)
Consolidation adjustments	(4,40)	5,55	(179,2%)	(1,14)	(1,33)	14,7%
EBITDA**	**233,17**	**234,69**	**(0,7%)**	**36,81**	**49,66**	**(25,9%)**
% margin	**18,5%**	**18,9%**		**10,7%**	**16,0%**	
Prisa TV*	191,34	186,77	2,4%	18,88	38,57	(51,0%)
% margin	17,7%	18,5%		6,5%	15,1%	
Media Capital	41,83	38,95	7,4%	17,93	11,09	61,7%
% margin	22,7%	17,4%		34,4%	19,4%	
Consolidation adjustments	(0,0)	8,98	(100,0%)	(0,0)	0,00	---
EBIT	**65,22**	**121,39**	**(46,3%)**	**6,33**	**12,28**	**(48,5%)**
% margin	**5,2%**	**9,8%**		**1,8%**	**4,0%**	
Prisa TV*	35,53	95,57	(62,8%)	(8,31)	13,88	(159,9%)
% margin	3,3%	9,5%		(2,8%)	5,4%	
Media Capital	29,69	16,84	76,3%	14,64	(1,60)	---
% margin	16,1%	7,5%		28,1%	(2,8%)	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	0,00	---
One-offs in operating revenues	-	**12,29**		-	-	
Others (Prisa TV)	-	12,29		-	-	
One- offs in operating expenses	**56,27**	**11,75**		**0,85**	**(4,85)**	
Redundancies	1,90	18,89		0,85	2,29	
Prisa TV	*1,01*	*15,23*		*0,77*	*0,05*	
Media Capital	*0,89*	*3,66*		*0,08*	*2,24*	
ONO (Prisa TV)	54,37	0,00		0,00	0,00	
Others (Prisa TV)	--	(16,89)		--	(16,89)	
Goodwill impairment (Media Capital)	--	9,75		--	9,75	
Adjusted revenues	**1.259,85**	**1.228,90**	**2,5%**	**342,85**	**310,79**	**10,3%**
Prisa TV*	1.079,92	998,99	8,1%	291,81	255,05	14,4%
Media Capital	184,32	224,36	(17,8%)	52,18	57,08	(8,6%)
Consolidation adjustments	(4,40)	5,55	(179,2%)	(1,14)	(1,3)	
Adjusted EBITDA	**235,07**	**224,40**	**4,8%**	**37,66**	**35,06**	**7,4%**
% adjusted margin	18,7%	18,3%		11,0%	11,3%	
Prisa TV*	192,35	172,82	11,3%	19,65	21,73	(9,6%)
% margin	17,8%	17,3%		6,7%	8,5%	
Media Capital	42,72	42,61	0,3%	18,01	13,33	35,1%
% margin	23,2%	19,0%		34,5%	23,3%	
Consolidation adjustments	(0,0)	8,98	(100,0%)	(0,0)	0,00	---
Adjusted EBIT	**121,49**	**120,85**	**0,5%**	**7,18**	**7,43**	**(3,3%)**
% adjusted margin	9,6%	9,8%		2,1%	2,4%	
Prisa TV*	90,91	81,63	11,4%	(7,5)	(2,96)	(154,7%)
% margin	8,4%	8,2%		(2,6%)	(1,2%)	
Media Capital	30,58	30,25	1,1%	14,72	10,39	41,7%
% margin	16,6%	13,5%		28,2%	18,2%	
Consolidation adjustments	0,00	8,98	(100,0%)	0,00	0,00	---

* Prisa TV includes the pay TV business and other related activities.

*** The new agreement on football rights lead to the allocation of revenues and expenses from these in 12 months (see further information on appendix). Compared to the previous situation, this implies a positive impact at EBITDA level of 54 million Euros (EBITDA would have fallen by 26.5% instead of growing by 2.4% on 2012).*

In Prisa TV (Canal+), revenues grew by 6.8% during 2012. This is explained mainly by a combination of growth in subscriber revenues, both in Satellite which grew by 2.2% (led by the increase on public premises by +38.7%) and above all in those from other platforms (which have grown by 361% thanks to football rights multi-distribution agreement) and growth in advertising (by +34.9%), and lower services to third parties and fiscal deductions (the latter were reduced some 1.66 million Euros).

EBITDA reached 191.34 million Euros in the 2012 period or an increase of 2.4% compared to the precious year. Adjusted for the impact of non-recurring items (mainly redundancies), EBITDA reached 192.35 million Euros, a, 11.3% growth compared to 2011.

The evolution of satellite subscribers is as follows:

	Dec 2012	Dec 2011	Chg. Abs
Satélite (DTH)	1.719.811	1.756.185	(36.374)

The performance in subscribers in 2012 is the result of:

- **A strong first quarter**, with a growth of satellite subscribers for a total of 15,051.
- **A seasonally weak second quarter,** mainly on the back of the end of Sports competitions in Spain (the football league finished in May), with satellite subscribers falling by 40,096.
- **A third Quarter** in which satellite subscribers fell by 7,610. This fall is explained by the seasonally weak July, by the fact that Prisa was unable to do premarketing of the Spanish football League (as the exploitation agreement for the rights with Mediapro was signed on the same day that the beginning of the championship took place) and by the confusion generated over subscribers in August, as well as by a complicated economic environment.
- **During the fourth quarter of 2012**, October showed 8,686 net adds, followed by November and December, with negative net subscriptions of 6,361 and 6,044 respectively. The worsening of the economic situation, unemployment growth, and the VAT increase are the main factors of the damage.

Satellite ARPU in the fourth quarter of 2012 stood at 44.2 Euros on average, above the 41.5 Euros on average of the same quarter of 2011. In 2012, the average satellite ARPU stood at 42.6 Euros, above the 41.1 Euros of 2011. **The growth in ARPU in the year** is mainly due to the new sports content offer which has started in September.

The evolution of satellite ARPU by quarters is the following:

CANAL+ Satellite ARPU by quarters (Euros)


+0,88€
+0,55€
+1.97€
+2.65€
41,5
42,4
41,2
41,7
40,1
42,0
41,5
44,2
2011
2012
1Q
2Q
3Q
4Q

The number of subscribers with **iPlus and Multiplus** grew at a good pace: as at December 2012 the number of subscribers with **iPlus** stood at 587,331, which implies a growth of 84,129 compared to December 2011, and a penetration of 34.2% (compared to the 28.7% as of December 2011 and 33.5% as of September 2012). As for **Multiplus** subscribers, in December 2012 they reached 244,851, which implies a penetration of 14.2%, above the 13.6% as at December 2011 and practically in line with the 14.4% of September 2012.

iPlus: Subscribers (thousands) and pace



5% 6% 9% 14% 17% 21% 24% 26% 29% 30% 33% 34% 34%
100 110 169 246 305 369 416 460 503 530 574 578 587
2009 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

Multi+: Subscribers (thousands) and pace



2% 2% 3% 6% 9% 11% 12% 13% 14% 14% 14% 14% 14%
39 43 56 104 165 201 216 227 239 251 250 248 245
2009 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

Churn stood at 15.4%, slightly above the 14.7% of September 2012 and compared to the 13.6% as at December 2011. During 2012, the average churn has been of 14.1%, well below the 14.2% on average of 2011.

- **The evolution of subscribers from other platforms / OTT to Canal+1** is as follows:

	Dec 2012	Dec 2011	Chg. Abs
Other Platforms (*)	120.619	81.731	38.888

(*) Includes subscribers from agreements with telecom operators (wholesale) and OTT subscribers.

In addition to the above subscribers of **Canal+1**, during the month of September of 2012, agreements for the distribution of **Canal+ Liga** were signed with the rest of pay TV operators (Telefónica, Ono, Orange, Telecable, Euskaltel and R).

On the 3Q Results publication we advanced the **change on the commercialization model of Canal+ Liga** (as GolT disappeared except for pay DTT) through other operators which occurred on September. According to this change, the types of multidistribution agreements throughout other operators are: "Flexible" distribution, and "A la carte" distribution. (explanation in Appendix).

Media Capital registered in 2012 revenues of 184.3 million Euros (-17.8%) and a recurring EBITDA of 42.7 million Euros (+0.3%) given the weak economic environment and advertising market in Portugal, but showing an important improvement in the revenues of the fourth quarter compared to the first nine months of 2012 (-8.6% compared to the -21% of the first nine months of this year) thanks mainly to the improvement in "Other services" (Call TV), which have contributed 36 million Euros in 2012 (compared to 23 million in 2011)

Given the difficult economic environment, Media Capital undertook **a strong cost control effort**. As a result, operating expenses, excluding amortization and provisions, fell by 23.1% in 2012. EBITDA for Media Capital grew by 7.4% in 2012, compared to a fall of 14.2% in the first nine months of the year (+0.3% in 2012, and -15.6% in the first nine months of 2012 adjusted by extraordinary items).

During 2012, Media Capital suffered the negative impact of the **deconsolidation of Productora Canaria de Programación (PCP), Socater and Chip y Factoría,** which now contribute through equity consolidation. Excluding this impact, revenues for the division would have fallen by 13.3% and EBITDA have growth by 11.2%. This deconsolidation had a positive impact on the cost reduction. Excluding it, costs would have fallen by 18.6% (instead of by 23.1%).

TVI, leader in FTA television in Portugal, reached recurring revenues of 141.67 million Euros (-6.3% compared to 2011). This fall is a result of the weakness in advertising revenues (-22.3% compared to -21.8% during the first nine months), which compares to the (estimated) fall of the Portuguese FTA advertising market of 19.8%.

TVI continued its strong cost control in the second half of the year, which led its EBITDA to grow by 1.5%.

TVI maintained its leadership in the market during the 4Q of 2012. Its audience share for 24hrs grew by 0,6percentage points (27.0% on average compared to 26.4% in 3Q and in line with the 27.1% of 2Q of 2012), and in Prime Time it fell by just 1.2 percentage points, reaching an average of 29.5% compared to 30.7% in 3Q and 31.0% in 2Q of 2012).

Education

EDUCATION- PUBLISHING	JANUARY - DECEMBER 2012	JANUARY - DECEMBER 2011	JANUARY - DECEMBER % Chg.	OCTOBER-DECEMBER 2012	OCTOBER-DECEMBER 2011	OCTOBER-DECEMBER % Chg.
Revenues	**733,65**	**720,39**	**1,8%**	**151,82**	**171,56**	**(11,5%)**
EBITDA	**184,19**	**170,20**	**8,2%**	**2,18**	**5,65**	**(61,4%)**
% margin	25,1%	23,6%		1,4%	3,3%	
EBIT	**107,89**	**103,99**	**3,8%**	**1,82**	**2,29**	**(20,6%)**
% margin	14,7%	14,4%		1,2%	1,3%	
One-offs in operating expenses	**2,93**	**3,50**		**1,14**	**0,93**	
Redundancies	2,93	3,50		1,14	0,93	
Adjusted EBITDA	**187,12**	**173,70**	**7,7%**	**3,31**	**6,58**	**(49,7%)**
% adjusted margin	25,5%	24,1%		2,2%	3,8%	
Adjusted EBIT	**110,82**	**107,49**	**3,1%**	**2,95**	**3,22**	**(8,3%)**
% adjusted margin	15,1%	14,9%		1,9%	1,9%	

Education revenues reached 733.7 million Euros in 2012; a 1.8% growth versus 2011. Recurring EBITDA reached 187.1 million Euros (+7.7%) with an increase in margins from 24.1% to 25.5% (with a growth in Latin America of 219 basis points and a margin fall in Spain of 126 basis points).

As for the **geographical contribution**, we would highlight:

- **Growth in the Northern Area (+18.1%),** with strong improvements in practically all the countries where Santillana is present: **Mexico** (+17.6%) on the back of the good performance of Education Systems (+123.1%), **Ecuador** (+23.3%), **Puerto Rico** (+35.4%), **Dominican Republic** (+43.3%) and **USA** (+41%). Venezuela showed some signs of weakness but stood flat compared to 2011 (0.9%), but an important improvement in the fourth quarter standalone.
- **Southern Area of Latin America remained flat (+0.6%)** been compensated the negative consequences of the Education cycle in **Brazil** (-17.0%), with a solid performance of most countries: **Argentina** (+20.6%), **Central America** (+27.3%), **Colombia** (+3.4%), **Peru** (+129.4%), **Bolivia** (+16.1%), **Uruguay** (+22.2%) or Chile (+16.5%).
- **Spain** saw its revenues fall by 8.9%, including a fall of revenues in Education (-5.4%) and a fall of 23.6% in Ediciones Generales (General Publishing).

The **FX change** had a small impact in 2012: positive impact of 0.84 million Euros in revenues (excluding this impact, revenues would have grown by 1.7% instead of by 1.8%) and negative of 0.59 million Euros at EBITDA (excluding this impact, EBITDA would have grown by 8.6% instead of by 8.2%). In **Brazil** the impact on revenues has been negative (at constant currency, revenues in Brazil would have fallen by 11% instead of by 17%) and at EBITDA (without the FX impact, EBITDA would have grown by 9.7% instead of by 13.9% in 2012).

The geographical split of revenues in the Education division has been as follows::

January - December 2012


Others
15%
Brazil
28%
Mexico
14%
Colombia
3%
Chile
5%
Argentina
6%
Peru
6%
Spain & Portugal
22%

January - December 2011


Others
13%
Brazil
35%
Mexico
12%
Colombia
3%
Chile
5%
Argentina
5%
Peru
3%
Spain & Portugal
25%

Radio

RADIO	JANUARY - DECEMBER 2012	2011	% Chg.	OCTOBER-DECEMBER 2012	2011	% Chg.
Revenues	**342,42**	**376,77**	**(9,1%)**	**94,69**	**107,30**	**(11,8%)**
Advertising	*308,98*	*325,61*	*(5,1%)*	*85,14*	*91,74*	*(7,2%)*
Others	*33,44*	*51,16*	*(34,6%)*	*9,54*	*15,56*	*(38,7%)*
EBITDA	**54,32**	**51,61**	**5,3%**	**13,93**	**9,10**	**53,1%**
% margin	15,9%	13,7%		14,7%	8,5%	
EBIT	**23,43**	**25,18**	**(7,0%)**	**(3,17)**	**(1,99)**	**(59,8%)**
% margin	6,8%	6,7%		(3,4%)	(1,9%)	
One-offs in operating expenses	**20,65**	**35,42**		**20,14**	**17,92**	
Redundancies	8,76	35,42		8,25	17,92	
Goodwill and other impairments	11,89	0,00		11,89	0,00	
Adjusted EBITDA	**63,08**	**87,02**	**(27,5%)**	**22,18**	**27,02**	**(17,9%)**
% adjusted margin	18,4%	23,1%		23,4%	25,2%	
Adjusted EBIT	**44,08**	**60,60**	**(27,3%)**	**16,97**	**15,93**	**6,5%**
% adjusted margin	12,9%	16,1%		17,9%	14,9%	

In 2012 **revenues in Radio** reached 342.4 million Euros, which implies a fall of 9.1%.

This fall comes mainly on the back of **lower advertising revenues in Spain** (-17.1%) which has been partly compensated with the strong growth of advertising revenues in LatAm (+15.2%). We highlight the growth in Colombia (+19.6%), Chile (+11.7%), and Mexico (+12.3%).

The geographical contribution of the Radio division is as follows:

January - December 2012


Latam
43%
Spain
57%

January - December 2011


Latam
34%
Spain
66%

EBITDA in Radio reached 54.3 million Euros in 2012, which implies a growth of 5.3%. Excluding the impact of the redundancies made on the back of the efficiency plan, EBITDA would have fallen by 27.5%, a slight improvement from the fall of the first nine months of the year (-31.8%).

The **goodwill and other impairments** of 11.89 million Euros are due to the deterioration of the Music market and recording industry in general (RCM Música de España goodwill deterioration) and a loss of fix assets value in USA, GVM and Argentina's business. Excluding the impact of these impairments (and of redundancies during the restructuring process), Prisa Radio's EBIT would be positive by 44.08 million Euros instead of by 23.43 million Euros.

Press

PRESS*	JANUARY - DECEMBER 2012	2011	% Chg.	OCTOBER-DECEMBER 2012	2011	% Chg.
Revenues	**314,59**	**390,01**	**(19,3%)**	**75,13**	**96,95**	**(22,5%)**
Advertising	*117,41*	*147,85*	*(20,6%)*	*30,68*	*44,23*	*(30,6%)*
Circulation	*150,45*	*172,37*	*(12,7%)*	*34,60*	*40,22*	*(14,0%)*
Add-ons and others	*46,74*	*69,80*	*(33,0%)*	*9,85*	*12,51*	*(21,2%)*
EBITDA	**(13,8)**	**40,05**	**(134,4%)**	**(24,6)**	**17,73**	---
% margin	-4,4%	10,3%		-32,8%	18,3%	
EBIT	**(52,65)**	**16,48**	---	**(52,91)**	**3,29**	---
% margin	(16,7%)	4,2%		(70,4%)	3,4%	
One-offs in operating expenses	**48,92**	**22,54**		**48,15**	**8,06**	
Redundancies	29,25	14,79		28,48	0,31	
Goodwill impairment	19,67	7,75		19,67	7,75	
Adjusted EBITDA	**15,49**	**54,84**	**(71,8%)**	**3,87**	**18,04**	**(78,6%)**
% adjusted margin	4,9%	14,1%		5,1%	18,6%	
Adjusted EBIT	**(3,72)**	**39,02**	**(109,5%)**	**(4,8)**	**11,35**	**(141,9%)**
% adjusted margin	-1,2%	10,0%		-6,3%	11,7%	

* Includes distribution.

The Press division reduced its **revenues** by 19.3% in 2012, reaching 314.6 million Euros. This is due to the weakness of the written press advertising market in Spain, to the fall in circulation numbers and to the positive impact that fiscal deductions had in 2011 (15.49 million Euros compared to the 457 thousand Euros in 2012). Without these, revenues would have fallen by 16.1%.

Advertising revenues fell by 20.6% (El País -22.7% and As -6.2%). Advertising in written press fell by 26.5%. Revenues on digital advertising grew by 17.9% in 2012 and represented 19.8% of total advertising revenues in this division

Circulation revenues fell by 12.7% (remains flat compared with the first nine months of 2012). The detail of this fall is explained in the following table:

	Jan- Dec 2012	Jan- Dec 2011	Chg. %
El País	324.814	365.118	(11,0%)
AS	180.014	198.758	(9,4%)
Cinco Días	31.120	31.304	(0,6%)

Fuente: Unaudited OJD as of November 2012 and internal sources

Circulation in **El País** fell by 11.0%, **As** fell by 9.4% and **Cinco Días** by 0.6%. In addition to the weakness in circulation shown by the written press sector, circulation at El País during 2011 was supported by a promotion which has not taken place in 2012. Promotions had a positive impact of 39.24 million Euros during 2011, whilst in 2012 this impact has been 10 million Euros lower.

2012 EBITDA was negative by 13.8 million Euros. Excluding the impact of extraordinary redundancy expenses (29.25 million Euros in 2012, versus 14.79 million Euros in 2011) EBITDA would have been positive in 15.5 million Euros.

The **asset value deterioration** of 19.67 million Euros corresponds to Pressprint (Barcelona) fix assets. This deterioration does not impact as it has been registered against a provision made in 2010. Excluding the impact of this impairment (and of redundancies during the restructuring process), EBIT would have been negative by 3.72 million Euros instead of by -52.6 million Euros.

Digital Area

The digital activities of the Group reached revenues of 60.3 million Euros, an 18.7% increase compared to 2011.

This growth is due to the **increase in digital advertising revenues** (which reached 34.52 million Euros or a 15.1% increase) and the growth of **digital products** (+128.2%), both of which compensate the fall in **services** and in subsides and fiscal deductions (from 6.96 million Euros to 2.48 million Euros in 2012)

The focus of the Group on the digital transformation of its businesses is clearly reflected in **increased traffic**, which has risen by 9.4% in 2012, mainly on the back of Prisa Television, Elpais.com and Cincodias.com as well as international Radio and Media Capital. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:


65,8
72,0
25,7
31,4
20,6
21,0
2,2
2,8
7,6
7,5
6,3
7,4
5,7
6,2
January- December 2011
January- December 2012
TOTAL
ELPAIS sites
As sites
5Dias.com
Radio España
Radio Latam
Media Capital

Fuente: *Omniture site catalyst, Netscope y Certifica.com.*
Note: *since 2011, includes web, mobile & app browsers*

The Group continues with its digital development in all its units with a very consumer-oriented model.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Avenida de los Artesanos, 6
28760, Tres Cantos, Madrid
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIX

Appendix I. BALANCE SHEET

€ Million	ASSETS 09/30/2012	ASSETS 12/31/2011
FIXED ASSETS	**6.003,10**	**6.178,70**
Property, plan and equipment	296,42	307,44
Goodwill	3.359,72	3.645,08
Intangible assets	320,23	331,26
Long term financial investments	64,64	121,69
Investment in associates	612,21	604,08
Deferred tax assets	1.343,87	1.166,69
Other non current assets	6,01	2,46
CURRENT ASSETS	**1.655,65**	**1.699,70**
Inventories	270,31	275,40
Accounts receivable	1.252,02	1.269,64
Short term financial investments	20,06	56,49
Cash & cash equivalents	113,26	98,16
ASSETS HELD FOR SALE	**3,27**	**0,13**
TOTAL ASSETS	**7.662,01**	**7.878,52**

€ Million	LIABILITIES 09/30/2012	LIABILITIES 12/31/2011
SHAREHOLDERS EQUITY	**2.611,63**	**2.218,04**
Issued capital	99,13	84,79
Reserves	2.341,57	1.991,39
Income attributable to the parent company	(255,03)	(451,22)
Minority interest	425,95	593,08
NON CURRENT LIABILITIES	**3.331,78**	**3.882,33**
Long term financial debt	2.866,79	3.176,49
Other long term financial liabilities	158,66	302,86
Deferred tax liabilities	22,18	30,41
Provisions	254,02	356,52
Other non current liabilities	30,15	16,05
CURRENT LIABILITIES	**1.718,61**	**1.778,16**
Short term financial debt	205,47	223,63
Other current financial liabilities	43,29	88,85
Trade accounts payable	1.151,74	1.180,07
Other short term liabilities	244,90	253,24
Accrual accounts	73,21	32,37
TOTAL LIABILITIES	**7.662,01**	**7.878,52**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million NET DEBT	09/30/2012	12/31/2011
Prisa (includes Media Capital)	2.860,24	3.200,93
Prisa TV	78,69	44,53
Net financial debt	**2.938,93**	**3.245,46**
Other financial debt	144,44	288,11
Total net debt	**3.083,37**	**3.533,58**

"**Other Financial Debt**" includes:

- 108.77 million Euro liability from the obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- 35.38 million Euro liability from the coupon for the holders of the convertible bonds issued in July 2012.

On June 30th 2012, **the annual General Shareholders Meeting** approved a modification in the conditions of the minimum preferred dividend of the non-voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the B share dividend liability (183 million Euros) against Reserves.

The **evolution of Grupo Prisa's total Net Debt** in 2012 is as follows:


Other Financial Debt
Net Financial Debt
3800
3700
3600
3500
3400
3300
3200
3100
3000
2900
2800
3.534
288
3.245
90,48
27,51
9,48
100
334
143,67
3.083
144
2.938
31/12/2011
Dedalo
Cash Flow
Other
Warrants
Convertibles
Oth.Fin.Debt
31/12/2012

The **exercise of the 75 million Warrants** (January 2012, at 2 Euros per share) implied the issue of 75 million new ordinary shares, a cash inflow of 50 million Euros (Appendix IV, Cash Flow Statement) and the amortization of 100 million Euros of debt, which lead to the total proceeds of 150 million Euros.

The issue of **two convertible bonds** approved in Prisa's 2012 AGM includes an issue of 100 million Euros, fully subscribed by Telefónica, which have been considered Cash inflow (Appendix IV, Cash Flow Statement) and an issue of 334 million Euros, fully subscribed by three financial entities, which has been directly applied to debt amortization.

The deal with **Dédalo** implied the consolidation of its debt (92.8 million Euros), which in any case was already guaranteed by Grupo Prisa before the deal took place. The impact on the Company's net financial debt of the integration of Dédalo's debt is 90.48 million Euros. As of September 2012, Dédalo's debt still included in Grupo PRISA's Balance Sheet is 80.4 million Euros.

"**Other**" includes elements such as FX impacts, debt formalization costs, refinancing costs etc.

Appendix III. BREAKDOWN OF INVESTMENTS

€ Million	CAPEX	Long term financial investments	TOTAL 2012	TOTAL 2011	% Ch.
Audiovisual	**64,44**	**6,64**	**71,08**	**126,75**	**(43,92)**
Prisa TV	60,30	6,64	66,94	114,94	(41,77)
Media Capital	4,15	---	4,15	11,81	(64,89)
Education- Publishing	**78,36**	**---**	**78,36**	**67,45**	**16,17**
Radio	**7,27**	**---**	**7,27**	**8,56**	**(15,12)**
Radio in Spain	2,60	---	2,60	3,29	(21,06)
International Radio	4,39	---	4,39	5,11	(14,03)
Music	0,28	---	0,28	0,16	72,50
Press	**3,28**	**0,47**	**3,75**	**4,04**	**(7,18)**
El País	1,40	---	1,40	2,26	(38,27)
AS	1,17	---	1,17	0,72	61,81
Cinco Días	0,30	---	0,30	0,17	73,53
Others	0,43	0,47	0,90	0,90	(0,56)
Others	**15,41**	**0,03**	**15,45**	**23,14**	**(33,25)**
Digital	13,46	---	13,46	19,51	(31,02)
Prisa	1,58	0,03	1,62	2,09	(22,73)
Other	0,37	---	0,37	1,54	(75,84)
Total	**168,76**	**7,14**	**175,90**	**229,93**	**(23,50)**

Prisa TV's Capex includes the acquisition of digital cards and decoders as well as costs incurred in the processes of installing and activating new subscribers and investments in new IT projects for the rendering of TV services.

The capex in the Education area corresponds, not only to the investment in the production of text books, but also to the investments made in the Education systems which Santillana is commercializing in Latin America.

Of note in the **Digital** area is the Capex investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

Appendix IV. CASH FLOW STATEMENT

€ million	31/12/2012	31/12/2011
EBITDA	**427,00**	**436,91**
Provisions	(45,82)	(45,17)
Change in Working Capital	(76,31)	(136,45)
Cash flow from operating activitires	**304,87**	**255,29**
Capex	(168,76)	(217,98)
Financial investments	(0,92)	(11,95)
Disinvestments	0,43	5,71
Cash flow from investing activities	**(169,25)**	**(224,22)**
Interests paid	(105,19)	(124,39)
Dividends Paid	(80,72)	(83,03)
Dividends Received	10,98	26,46
Financing of associates (Dédalo debt repayment)	(17,54)	(46,89)
Warrants exercise (1)	50,02	1,77
Convertible bond issue (2)	100,00	
Other	(16,88)	(24,71)
Cash flow from financing activities	**(59,34)**	**(250,80)**
Taxed paid	(39,21)	(52,99)
Other (3)	(64,58)	(37,44)
Cash flow	**(27,51)**	**(310,16)**
Sale of 10% of Media Capital	0,00	23,74
Cash flow from special operations	**0,00**	**23,74**
Cash flow after special operations	**(27,51)**	**(286,42)**

Working Capital investment as of December 2012 is due mainly to Santillana (on the back of Education campaigns) and Canal+ (mainly on the back of the new football agreements, both for the Spanish Liga and the Champions League), compensated with the positive impact of the ONO agreement.

1. The warrants exercise (which took place in the first quarter of 2012) does not include the full proceeds (150 million Euros) as 100 million Euros have been directly applied to debt amortization, and only 50 million Euros are considered as cash inflow.

2. During the 2012 AGM, the **issue of two convertible bonds** was approved. The size of these convertible bonds was 100 and 334 million Euros. The former was fully subscribed by Telefónica and has been considered cash inflow. The latter was fully subscribed by three financial entities and the funds have been directly applied to debt amortisation.

3. Other includes mainly 30 million Euros for fiscal acts corresponding to prior exercises which have had to be paid in 2012 and that are still pending a final resolution, 18 million Euros from refinancing costs and 15 million Euros from the Dédalo deal.

Appendix V. NEW AGREEMENT FOR THE EXPLOITATION OF FOOTBALL RIGHTS DETAIL

New agreement for the exploitation of football rights in the coming 3 seasons

Signed In August 2012, between Canal+ and Mediapro

Description of the agreement:

According to the agreement, Canal+ acquires

- **Exclusive audiovisual rights for pay TV** (except in DTT) for Spain, of the Spanish Liga championship (first and second divisions) as well as the Copa del Rey championship.
- **Distribution to other pay TV operators**: Telefónica, Ono, Orange…
- **Exclusive rights on pay TV through all available technologies**: satellite, internet, cable, mobile
- **Exclusive rights for public spaces**: bars, hotels…

Through this agreement, Mediapro acquires:

- **Audiovisual rights to distribute GolTV in pay DTT.** Gol-T will broadcast the same 8 matches as Canal+ Liga (for these rights, Mediapro pays Canal+ a variable amount with a guaranteed minimum)
- **Commercialisation of international rights**
- **Commercialisation of the FTA match and summaries**

All of the above in the context of FTA TV matches of lower quality due to economic reasons.

Broadcasting and commercialization: As a result of the restructuring in the commercialization of the recently acquired football rights, Canal+ distributes the football content through the following packages:

1) **In Canal+ 1**, the following will be broadcasted:
   a. The best match of each match day of the first division Liga championship (Liga BBVA), exclusively
   b. 28 match days to include a Real Madrid or Barcelona match (vs 22 before).
   c. The best match of the second division Liga championship (Liga Adelante)
   d. The best match of each match day of the Copa del Rey
2) **In Canal+ Liga**, the following will be broadcasted:
   a. 8 matches per match day
   b. Always a match with Real Madrid or Barcelona, with an increase in the amount of Real Madrid or Barcelona matches (from 37 to 46)
   c. The rest of the Copa del Rey
3) **Canal+ Yomvi**: exclusive distribution through internet of the Liga championship matches (except the FTA match and summaries, which in any case has seen its quality fall and its broadcast limited to Mondays)

The Champions for free: given the little visibility and the uncertainty on the evolution of the Spanish payTV market, given the fall in consumption and the potential negative impact of the VAT increase on payTV (from 8% to 21%), Canal+ has made a strong commercialization effort:

- **Offering for free** the Champions League to all Canal+ subscribers for the season 2012/2013
- **Auctioning the Champions League rights to a third party** to compensate for part of the cost increase.

Impacts of the new agreement:

1) **With this new agreement, Canal+ will have the best football content offer of its** history, which will lead it to a unique strategic positioning. The content offered improves qualitatively as all the games of Real Madrid and FC Barcelona (as well as those from all teams participating in European championships) will now be broadcast through pay TV.

2) **There is an increase in the cost of football rights for Canal+** mainly on the back of the inflation derived from the agreements signed with the football clubs for the coming three seasons, and on the back of the different commercialization which includes distribution to third parties and higher exclusivity. To compensate this increase, together with a growth on the subscriber base along the time, the agreement includes several elements which should help compensate this increase in cost through:

- **Guaranteed revenues from the multi-distribution to third parties**. Canal+ has signed agreements with most pay TV operators (Telefónica, Ono, Orange, Telecable, Euskaltel and R) to distribute Canal+ Liga through their platforms. These agreements include guaranteed minimums for Canal+.
- **Additional revenues from GolTV subscribers** (DTT) based on a variable amount with a minimum guaranteed
- **Additional revenues from the price increases** from the new commercial offer
- **Additional revenues from advertising and internet**
- **Exclusive revenues from public spaces**

3) **Allocation of revenues and expenses**: The new agreement implies the broadcasting of football content through all the months in the year. Revenues coming from both subscribers and third parties are also generated during 12 months and as a result, the allocation of revenues and expenses has been distributed throughout these same 12 months (correlation between revenues and expenses).

Impacts of the new agreement for other operators – changes on C+ Liga commercialisation model

On 3Q Results publication we advanced **the commercialisation model of Canal+ Liga through other operators has changed (as GolT disappeared except in pay DTT)**. There are two types of agreements:

- **"Flexible" distribution**: the other operator has full freedom to commercialise the channel as part of its commercial offer, in the form that it considers most appropriate. Canal+ will have 100% of the subscriber base of the operator's pay TV as of September 31st 2011(according to the data published by the CMT), at a specific cost per subscriber, guaranteed. Telefónica has adopted this type of agreement.

- **"A la carte" distribution**: the operator will distribute the channel exclusively to residential subscribers as an option "*a la carte*", only acquirable through the basic package offered to its subscribers, as of the date that the offer was accepted. Canal+ will have a penetration of 15% of the subscriber base to the operator's pay TV offer as of December 31st 2011, guaranteed (according to the data published by the CMT) at a specific cost per subscriber.

Appendix VI. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of operating revenue by business line, business unit and geographical origin:

VI.I. By business line


January-December 2012
January-December 2011
34%
4%
21%
27%
1%
6%
8%
33%
1%
23%
26%
2%
6%
10%
DTH Subscribers
Subscribers from other operators
Advertising
Books and Training
Audiovisual Producion
Newspapers and Magazines
Others

VI.II. By business unit


January-December 2012
Press 12%
Others 1%
Audiovisual 47%
Education-Publishing 28%
Radio 13%


January-December 2011
Press 14%
Audiovisual 46%
Education-Publishing 26%
Radio 14%

Note. Most of the revenues in "Others" is compensated by the consolidation adjustments at Group level

VI.III. By geographical origin

January-December 2012


34%
66%
Spain
International

January-December 2011


32%
68%

In 2012, 34.0% of revenue came from the international area (compared to 32% in 2011), of which 63.2% came from Santillana, 18.6% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-December 2012


Others 13%
Brasil 23%
Perú 5%
México 13%
Portugal 20%
Argentina 6%
Chile 7%
Colombia 13%

January-December 2011


Others 12%
Perú 2%
Brasil 28%
México 12%
Argentina 5%
Chile 7%
Portugal 23%
Colombia 11%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (42.8% of the total international). Growth in revenues from Latin America remained strong (+7.7%).

Appendix VII. FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

OPERATING REVENUES	JANUARY - DECEMBER		
€ Million	2012	2011	% Chg.
Audiovisual	**1.259,85**	**1.241,19**	**1,5%**
Prisa TV *	1.079,92	1.011,28	6,8%
Subscribers	906,84	887,09	2,2%
Advertising	22,23	16,48	34,9%
Others	150,85	107,71	40,1%
Media Capital	184,32	224,36	(17,8%)
Consolidation Adjustments	(4,40)	5,55	(179,2%)
Education - Publishing	**733,65**	**720,39**	**1,8%**
Spain & Portugal	162,74	178,95	(9,1%)
Latam & USA	570,92	541,45	5,4%
Radio	**342,42**	**376,77**	**(9,1%)**
Radio in Spain	186,66	230,80	(19,1%)
International Radio	148,06	128,32	15,4%
Music	15,19	26,97	(43,7%)
Consolidation Adjustments	(7,50)	(9,32)	19,5%
Press	**314,59**	**390,01**	**(19,3%)**
El Pais	205,06	255,27	(19,7%)
AS	65,81	75,15	(12,4%)
Cinco Días	12,61	15,45	(18,4%)
Magazines	23,05	32,01	(28,0%)
Distribution	15,88	19,06	(16,7%)
Consolidation Adjustments	(7,81)	(6,92)	(12,9%)
Other Revenues	**119,97**	**101,60**	**18,1%**
Prisa Brand Solutions	25,90	22,78	13,7%
Printing**	18,63	---	---
Others***	75,45	78,82	(4,3%)
Consolidation Adjustments	**(105,79)**	**(105,51)**	**(0,3%)**
TOTAL	2.664,69	2.724,45	(2,2%)

*Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly the activities from Head Quarters.

VII.II. Advertising

ADVERTISING	JANUARY - DECEMBER		
€ Million	2012	2011	% Chg.
Audiovisual	**133,10**	**153,55**	**(13,3%)**
Prisa TV	22,23	16,48	34,9%
Media Capital	110,87	137,08	(19,1%)
Radio	**308,98**	**325,61**	**(5,1%)**
Radio in Spain	169,66	204,37	(17,0%)
International Radio	139,17	120,84	15,2%
Music	0,23	0,63	(64,3%)
Consolidation Adjustments	(0,08)	(0,23)	66,2%
Press	**117,41**	**147,85**	**(20,6%)**
El Pais	82,95	107,56	(22,9%)
AS	19,10	20,36	(6,2%)
Cinco Días	6,71	8,11	(17,3%)
Magazines	8,79	12,23	(28,1%)
Consolidation Adjustments	(0,15)	(0,41)	63,7%
Others	**0,79**	**2,26**	**(65,1%)**
Consolidation Adjustments	**(6,90)**	**(9,20)**	**25,0%**
TOTAL	**553,37**	**620,06**	**(10,8%)**

VII.III. Operating Expenses

OPERATING EXPENSES	JANUARY - DECEMBER		
€ Million	2012	2011	% Chg.
Audiovisual	**1.194,62**	**1.119,80**	**6,7%**
Prisa TV*	1.044,39	915,71	14,1%
Media Capital	154,63	207,52	(25,5%)
Consolidation Adjustments	(4,40)	(3,43)	(28,3%)
Education - Publishing	**625,77**	**616,41**	**1,5%**
Spain & Portugal	150,97	159,98	(5,6%)
Latam & USA	474,80	456,43	4,0%
Radio	**318,99**	**351,59**	**(9,3%)**
Radio in Spain	188,97	233,38	(19,0%)
International Radio	116,48	98,73	18,0%
Music	21,68	28,80	(24,7%)
Consolidation adjustments	(8,14)	(9,32)	12,6%
Press	**367,24**	**373,53**	**(1,7%)**
El Pais	259,60	246,34	5,4%
AS	57,69	60,88	(5,2%)
Cinco Dias	15,47	15,99	(3,3%)
Magazines	26,01	38,37	(32,2%)
Distribution	15,97	18,77	(14,9%)
Consolidation Adjustments	(7,48)	(6,81)	(9,9%)
Other Expenses	**173,73**	**169,88**	**2,3%**
Prisa Brand Solutions	26,05	25,56	1,9%
Printing**	33,10	---	---
Others***	114,57	144,32	(20,6%)
Consolidation Adjustments	**159,41**	**128,98**	**23,6%**
TOTAL	**2.839,75**	**2.760,19**	**2,9%**

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

VII.IV. EBITDA

EBITDA	JANUARY - DECEMBER		
€ Million	2012	2011	% Chg.
Audiovisual	**233,17**	**234,69**	**(0,7%)**
% margin	**18,5%**	**18,9%**	
Prisa TV*	191,34	186,77	2,4%
% margin	17,7%	18,5%	
Media Capital	41,83	38,95	7,4%
% margin	22,7%	17,4%	
Consolidation Adjustments	(0,0)	8,98	(100,0%)
Education - Publishing	**184,19**	**170,20**	**8,2%**
% margin	**25,1%**	**23,6%**	
Spain&Portugal	36,65	42,71	(14,2%)
% margin	22,5%	23,9%	
Latam & USA	147,54	127,49	15,7%
% margin	25,8%	23,5%	
Radio	**54,32**	**51,61**	**5,3%**
% margin	**15,9%**	**13,7%**	
Radio in Spain	8,16	16,17	(49,6%)
% margin	4,4%	7,0%	
International Radio	45,13	36,14	24,9%
% margin	30,5%	28,2%	
Music	1,034	(0,71)	—
% margin	6,8%	(2,6%)	
Press	**(13,8)**	**40,05**	**(134,4%)**
% margin	**(4,4%)**	**10,3%**	
El Pais	(21,8)	20,55	—
% margin	(10,6%)	8,1%	
AS	11,83	16,26	(27,3%)
% margin	18,0%	21,6%	
Cinco Dias	(1,8)	0,06	—
% margin	(14,2%)	0,4%	
Magazines	(2,3)	2,21	—
% margin	(10,2%)	6,9%	
Distribution	0,64	1,05	(38,9%)
% margin	4,0%	5,5%	
Others	**(30,91)**	**(59,63)**	**48,2%**
Prisa Brand Solutions	0,282	(2,23)	112,7%
% margin	1,1%	(9,8%)	
Printing**	1,32	—	—
% margin	0,0%		
Others***	(32,51)	(57,40)	43,4%
TOTAL	**427,00**	**436,91**	**(2,3%)**
% margin	**16,0%**	**16,0%**	

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VII.V. EBIT

EBIT	JANUARY - DECEMBER		
Millones de euros	2012	2011	Var. %
Audiovisual	**65,22**	**121,39**	**(46,3%)**
% margen	**5,2%**	**9,8%**	
Prisa TV*	35,53	95,57	(62,8%)
% margen	3,3%	9,5%	
Media Capital	29,69	16,84	76,3%
% margen	16,1%	7,5%	
Ajustes de consolidación	0,00	8,98	(100,0%)
Educación - Editorial	**107,89**	**103,99**	**3,8%**
% margen	**14,7%**	**14,4%**	
España y Portugal	11,77	18,97	(38,0%)
% margen	7,2%	10,6%	
Latam y USA	96,12	85,02	13,1%
% margen	16,8%	15,7%	
Radio	**23,43**	**25,18**	**(7,0%)**
% margen	**6,8%**	**6,7%**	
Radio España	(2,31)	(2,58)	10,5%
% margen	(1,2%)	(1,1%)	
Radio Internacional	32,23	29,59	8,9%
% margen	21,8%	23,1%	
Música	(6,49)	(1,83)	---
% margen	(42,7%)	(6,8%)	
Prensa	**(52,65)**	**16,48**	**---**
% margen	**(16,7%)**	**4,2%**	
El País	(54,54)	8,93	---
% margen	(26,6%)	3,5%	
AS	8,12	14,28	(43,1%)
% margen	12,3%	19,0%	
Cinco Días	(2,86)	(0,54)	---
% margen	(22,7%)	(3,5%)	
Revistas	(2,96)	(6,35)	53,4%
% margen	(12,9%)	(19,8%)	
Distribución	(0,09)	0,30	(129,4%)
% margen	(0,5%)	1,6%	
Otros	**(318,98)**	**(302,77)**	**(5,4%)**
Prisa Brand Solutions	(0,15)	(2,78)	94,6%
% margen	(0,6%)	(12,2%)	
Impresión**	(14,48)	---	---
% margen	(77,7%)		
Otros***	(304,35)	(299,99)	(1,5%)
TOTAL	**(175,05)**	**(35,74)**	**---**
% margen	**-6,6%**	**-1,3%**	

* Prisa TV incluye los datos procedentes tanto del negocio de TV de Pago como de otras actividades relacionadas.

** Impresión se consolida por integración global desde el mes de abril de 2012. Incluye además un deterioro de activos de 8,9 millones de euros que no impactan a nivel grupo por haberse registrado contra una provisión dotada en 2010

*** Incluye fundamentalmente los negocios de Prisa Innova, Inmobiliaria y Corporativo. No se incluyen las provisiones de cartera.

Appendix VIII. QUARTERLY DATA BY BUSINESS UNIT

VIII.I. Operating Revenues

OPERATING REVENUES	2012**				2011*				%Chg.2012/2011			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**294,63**	**298,47**	**322,99**	**342,86**	**313,87**	**318,24**	**297,49**	**310,79**	**(6,1%)**	**(6,2%)**	**8,6%**	**10,3%**
Prisa TV	256,04	249,75	282,32	291,81	254,21	252,00	250,02	255,05	0,7%	(0,9%)	12,9%	14,4%
Subscribers	228,71	224,09	220,50	233,55	224,88	223,32	215,14	223,76	1,7%	0,3%	2,5%	4,4%
Advertising	4,33	4,55	4,67	8,69	4,20	4,32	2,86	5,10	2,9%	5,3%	63,4%	70,5%
Others	23,01	21,12	57,16	49,56	25,13	24,36	32,03	26,19	(8,4%)	(13,3%)	78,5%	89,2%
Media Capital	40,05	50,87	41,22	52,19	53,55	64,46	49,27	57,08	(25,2%)	(21,1%)	(16,3%)	(8,6%)
Consolidation Adjustments	(1,55)	(1,16)	(0,55)	(1,14)	5,91	2,78	(1,80)	(1,33)	(126,3%)	(141,6%)	69,6%	14,6%
Education - Publishing	**192,44**	**142,87**	**246,63**	**151,82**	**186,78**	**133,23**	**229,82**	**171,66**	**3,0%**	**7,2%**	**7,3%**	**(11,6%)**
Spain & Portugal	7,31	47,49	116,42	(8,48)	6,09	54,29	117,81	0,76	19,9%	(12,5%)	(1,2%)	—
Latam & USA	185,13	95,38	130,12	160,30	179,69	78,94	112,02	170,80	3,0%	20,8%	16,2%	(6,1%)
Radio	**78,97**	**90,68**	**78,19**	**94,69**	**83,42**	**101,83**	**84,43**	**107,30**	**(5,3%)**	**(10,9%)**	**(7,4%)**	**(11,8%)**
Radio in Spain	48,86	52,20	36,88	48,73	56,89	67,19	45,02	61,70	(14,1%)	(22,3%)	(18,1%)	(21,0%)
International Radio	29,97	36,17	39,40	42,52	26,29	31,50	33,13	37,40	14,0%	14,8%	18,9%	13,7%
Music	1,79	4,06	3,53	5,81	2,89	4,91	8,19	10,98	(38,0%)	(17,3%)	(56,9%)	(47,1%)
Consolidation Adjustments	(1,66)	(1,85)	(1,63)	(2,37)	(2,65)	(1,97)	(1,91)	(2,78)	37,5%	5,9%	14,9%	14,9%
Press	**86,16**	**82,87**	**70,43**	**76,13**	**109,76**	**103,28**	**80,03**	**98,95**	**(21,5%)**	**(19,8%)**	**(12,0%)**	**(22,6%)**
El País	58,61	53,38	44,81	48,26	75,53	65,65	50,18	63,91	(22,4%)	(18,7%)	(10,7%)	(24,5%)
AS	16,34	17,72	16,31	15,43	18,85	20,93	17,66	17,71	(13,3%)	(15,3%)	(7,6%)	(12,9%)
Cinco Días	3,54	3,66	2,33	3,08	4,27	4,80	2,80	3,58	(17,2%)	(23,7%)	(16,9%)	(13,9%)
Magazines	5,52	6,03	5,08	6,42	8,02	8,43	6,40	9,17	(31,1%)	(28,5%)	(20,6%)	(29,9%)
Distribution	4,13	4,31	3,93	3,51	4,49	4,89	4,76	4,92	(7,9%)	(11,9%)	(17,5%)	(28,7%)
Consolidation Adjustments	(1,99)	(2,22)	(2,03)	(1,57)	(1,41)	(1,42)	(1,77)	(2,33)	(41,8%)	(56,6%)	(14,7%)	32,6%
Other Revenues	**24,02**	**38,94**	**29,19**	**27,83**	**26,80**	**26,56**	**25,60**	**23,84**	**(8,2%)**	**46,6%**	**14,0%**	**16,7%**
Prisa Brand Solutions	6,54	6,56	6,44	6,36	6,30	6,07	6,03	4,38	3,9%	8,2%	6,7%	45,1%
Printing**	—	13,70	2,81	2,12	—	—	—	—	—	—	—	—
Others***	17,48	18,67	19,94	19,36	19,30	20,49	19,57	19,46	(9,5%)	(8,9%)	1,9%	(0,5%)
Consolidation adjustments	**(24,56)**	**(28,70)**	**(27,38)**	**(25,17)**	**(27,30)**	**(24,37)**	**(29,11)**	**(24,61)**	**10,1%**	**(17,8%)**	**6,9%**	**(2,7%)**
TOTAL	**661,56**	**628,03**	**718,85**	**687,15**	**690,93**	**659,84**	**687,75**	**685,83**	**(5,7%)**	**(5,1%)**	**4,7%**	**(2,7%)**

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VIII.II. Advertising

ADVERTISING	2012**				2011*				%Chg 2012/2011			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**29,62**	**36,85**	**27,53**	**39,10**	**35,32**	**43,87**	**31,89**	**42,47**	**(16,2%)**	**(16,0%)**	**(13,7%)**	**(7,9%)**
Prisa TV	4,33	4,55	4,67	8,69	4,20	4,32	2,86	5,10	2,9%	5,3%	63,4%	70,5%
Media Capital	25,29	32,31	22,86	30,41	31,12	39,55	29,03	37,37	(18,7%)	(18,3%)	(21,3%)	(18,6%)
Radio	**70,88**	**81,44**	**71,51**	**85,14**	**74,13**	**87,67**	**72,08**	**91,74**	**(4,4%)**	**(7,1%)**	**(0,8%)**	**(7,2%)**
Radio in Spain	43,55	47,55	34,11	44,46	49,54	58,37	40,58	55,89	(12,1%)	(18,5%)	(15,9%)	(20,5%)
International Radio	27,36	33,85	37,37	40,60	24,50	29,14	31,54	35,65	11,6%	16,1%	18,5%	13,9%
Music	0,04	0,05	0,04	0,10	0,12	0,27	0,05	0,19	(70,2%)	(80,8%)	(25,9%)	(48,4%)
Consolidation adjustments	(0,06)	(0,01)	(0,01)	(0,01)	(0,04)	(0,10)	(0,09)	0,01	(55,3%)	94,3%	93,6%	(170,0%)
Press	**30,92**	**35,24**	**20,56**	**30,68**	**36,36**	**41,72**	**25,53**	**44,23**	**(15,0%)**	**(15,5%)**	**(19,5%)**	**(30,6%)**
El Pais	22,47	24,32	14,47	21,70	26,51	30,53	18,47	32,06	(15,2%)	(20,3%)	(21,7%)	(32,3%)
AS	4,54	6,29	3,63	4,64	4,66	5,59	4,04	6,06	(2,7%)	12,5%	(10,1%)	(23,4%)
Cinco Días	2,02	2,15	0,91	1,63	2,31	2,37	1,35	2,09	(12,4%)	(9,2%)	(32,5%)	(22,0%)
Magazines	1,96	2,54	1,56	2,73	2,98	3,26	1,83	4,16	(34,3%)	(22,0%)	(14,6%)	(34,4%)
Consolidation adjustments	(0,07)	(0,05)	(0,01)	(0,02)	(0,10)	(0,02)	(0,15)	(0,14)	26,3%	(157,1%)	94,2%	88,6%
Others* **	**0,24**	**0,39**	**(0,04)**	**0,20**	**0,59**	**0,63**	**0,55**	**0,49**	**(60,0%)**	**(39,1%)**	**(107,0%)**	**(58,4%)**
Consolidation adjustments	**(1,58)**	**(1,78)**	**(2,02)**	**(1,52)**	**(2,39)**	**(2,04)**	**(2,22)**	**(2,55)**	**33,9%**	**12,7%**	**9,0%**	**40,4%**
TOTAL	130,07	152,14	117,54	153,61	144,01	171,86	127,82	176,38	(9,7%)	(11,5%)	(8,0%)	(12,9%)

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VIII.III. Operating Expenses

OPERATING EXPENSES	2012**				2011*				%Chg.2012/2011			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**290,38**	**309,71**	**258,01**	**336,53**	**303,55**	**270,19**	**247,54**	**298,52**	**(4,3%)**	**14,6%**	**4,2%**	**12,7%**
Prisa TV	253,27	269,50	221,51	300,12	254,16	218,45	201,92	241,17	(0,4%)	23,4%	9,7%	24,4%
Media Capital	38,66	41,37	37,06	37,55	49,58	51,84	47,42	58,68	(22,0%)	(20,2%)	(21,9%)	(36,0%)
Consolidation adjustments	(1,55)	(1,16)	(0,55)	(1,14)	(0,19)	(0,10)	(1,80)	(1,33)	—	—	69,6%	14,6%
Education - Publishing	**136,42**	**145,60**	**193,75**	**150,00**	**135,99**	**137,48**	**173,67**	**169,27**	**0,3%**	**5,9%**	**11,6%**	**(11,4%)**
Spain & Portugal	27,36	37,18	70,40	16,04	26,91	43,85	70,76	18,46	1,6%	(15,2%)	(0,5%)	(13,1%)
Latam & USA	109,06	108,43	123,35	133,96	109,07	93,64	102,91	150,81	(0,0%)	15,8%	19,9%	(11,2%)
Radio	**71,18**	**77,32**	**72,64**	**97,86**	**73,57**	**85,02**	**83,72**	**109,28**	**(3,3%)**	**(11,2%)**	**(13,2%)**	**(10,5%)**
Radio in Spain	44,72	47,51	42,13	54,61	49,31	57,84	52,00	74,23	(9,3%)	(30,0%)	(19,0%)	(26,4%)
International Radio	25,71	27,71	28,66	34,41	23,49	22,99	25,38	26,87	9,4%	20,5%	12,9%	28,1%
Music	2,41	3,95	3,48	11,85	3,41	6,16	8,26	10,97	(29,4%)	(35,9%)	(57,9%)	8,0%
Consolidation adjustments	(1,66)	(1,85)	(1,63)	(3,01)	(2,65)	(1,97)	(1,91)	(2,78)	37,4%	—	14,9%	(8,1%)
Press	**84,39**	**78,53**	**76,28**	**128,04**	**110,30**	**90,30**	**79,28**	**93,66**	**(23,5%)**	**(13,0%)**	**(3,8%)**	**36,7%**
El País	58,68	52,49	51,06	97,37	78,04	59,69	52,39	56,23	(24,8%)	(12,1%)	(2,5%)	73,2%
AS	13,96	14,33	14,13	15,26	15,86	15,87	14,20	14,95	(12,0%)	(9,7%)	(0,5%)	2,1%
Cinco Días	3,45	3,55	3,27	5,20	4,91	3,86	3,40	3,82	(29,9%)	(8,0%)	(3,8%)	36,1%
Magazines	6,32	6,32	5,84	7,53	8,45	7,30	6,57	16,05	(25,2%)	(13,3%)	(11,2%)	(53,1%)
Distribution	4,10	4,13	4,00	3,74	4,42	4,44	4,75	5,16	(7,2%)	(7,0%)	(15,8%)	(27,4%)
Consolidation adjustments	(2,11)	(2,30)	(2,02)	(1,05)	(1,38)	(0,85)	(2,04)	(2,54)	(52,8%)	(171,6%)	0,6%	58,6%
Other Expenses	**37,46**	**53,41**	**34,90**	**47,96**	**40,90**	**39,14**	**38,88**	**50,97**	**(8,4%)**	**36,5%**	**(10,2%)**	**(5,9%)**
Prisa Brand Solutions	7,20	6,96	5,05	6,85	6,54	6,26	6,55	6,21	10,1%	11,1%	(23,0%)	10,3%
Printing**	—	15,72	4,08	13,31	—	—	—	—	—	—	—	—
Others***	30,26	30,74	25,77	27,80	34,36	32,88	32,33	44,76	(11,9%)	(6,5%)	(20,3%)	(37,9%)
Consolidation adjustments	**(23,47)**	**(31,70)**	**(23,06)**	**237,62**	**(26,76)**	**(26,14)**	**(28,26)**	**210,63**	**12,3%**	**(21,3%)**	**18,4%**	**12,8%**
TOTAL	596,36	632,87	612,52	998,01	637,55	595,99	594,32	932,33	(6,5%)	6,2%	3,1%	7,0%

*Distribution has been consolidated into Press

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VIII.IV. EBITDA

EBITDA	2012**				2011*				%Chg.2012/2011			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**30,81**	**72,46**	**92,88**	**36,81**	**34,82**	**74,38**	**76,75**	**49,66**	**(11,5%)**	**(2,6%)**	**22,8%**	**(25,9%)**
% margin	**10,5%**	**24,2%**	**28,8%**	**10,7%**	**11,1%**	**23,3%**	**25,5%**	**16,0%**				
Prisa TV	26,50	60,07	85,78	18,88	21,86	55,83	70,50	38,57	21,7%	7,6%	21,7%	(51,0%)
% margin	10,4%	24,1%	30,4%	6,5%	8,6%	22,2%	28,2%	15,1%				
Media Capital	4,31	12,38	7,21	17,93	6,96	15,65	5,25	11,09	(38,1%)	(20,9%)	37,3%	61,7%
% margin	10,8%	24,3%	17,5%	34,4%	13,0%	24,3%	10,7%	19,4%				
Consolidation Adjustments	0,00	0,00	0,000	(0,00)	6,10	2,88	(0,00)	(0,00)				
Education - Publishing	**69,65**	**13,36**	**99,10**	**2,18**	**62,81**	**16,23**	**88,61**	**6,86**	**10,7%**	**(12,3%)**	**14,8%**	**(61,4%)**
% margin	**36,1%**	**9,4%**	**40,2%**	**1,4%**	**33,8%**	**11,4%**	**37,8%**	**3,3%**				
Spain&Portugal	(18,18)	14,59	74,04	(33,8)	(18,20)	18,23	65,82	(23,14)	0,1%	(20,0%)	12,5%	(46,0%)
% margin	(248,7%)	30,7%	63,6%	398,4%	(298,7%)	33,6%	55,9%	(3054,4%)				
Latam&USA	87,73	(1,23)	25,06	35,98	81,01	(3,00)	20,69	28,792	8,3%	59,1%	21,1%	24,9%
% margin	47,4%	(1,3%)	19,3%	22,4%	45,1%	(3,8%)	18,5%	16,9%				
Radio	**12,20**	**17,81**	**10,38**	**13,93**	**14,62**	**22,80**	**5,09**	**9,10**	**(16,6%)**	**(21,9%)**	**104,1%**	**53,1%**
% margin	**15,4%**	**19,7%**	**13,3%**	**14,7%**	**17,6%**	**22,4%**	**6,0%**	**8,6%**				
Radio in Spain	6,77	7,27	(2,7)	(3,2)	10,64	13,57	(4,35)	(3,7)	(36,4%)	(46,4%)	37,4%	14,4%
% margin	13,9%	13,9%	(7,4%)	(6,5%)	18,7%	20,2%	(9,7%)	(6,0%)				
International Radio	5,97	10,33	12,95	15,88	4,18	10,22	9,39	12,35	42,6%	1,1%	37,9%	28,6%
% margin	19,9%	28,6%	32,9%	37,4%	15,9%	32,4%	28,3%	33,0%				
Music	(0,5)	0,19	0,15	1,21	(0,21)	(0,99)	0,05	0,44	(151,0%)	119,0%	—	176,0%
% margin	(28,8%)	4,6%	4,4%	20,8%	(7,1%)	(20,2%)	0,6%	4,0%				
Press	**5,16**	**7,86**	**(2,2)**	**(24,8)**	**2,41**	**16,93**	**3,88**	**17,73**	**114,3%**	**(50,7%)**	**(164,2%)**	**—**
% margin	**6,0%**	**9,5%**	**(3,1%)**	**(32,8%)**	**2,2%**	**14,8%**	**5,0%**	**18,3%**				
El Pais	2,66	3,63	(3,3)	(24,8)	(0,16)	8,26	0,41	12,05	—	(56,0%)	—	—
% margin	4,5%	6,8%	(7,3%)	(51,4%)	(0,2%)	12,6%	0,8%	18,9%				
AS	2,75	3,80	2,55	2,73	3,32	5,38	3,78	3,79	(17,3%)	(29,4%)	(32,5%)	(27,8%)
% margin	16,8%	21,4%	15,6%	17,7%	17,6%	25,7%	21,4%	21,4%				
Cinco Dias	0,19	0,20	(0,8)	(1,3)	(0,56)	1,04	(0,5)	0,09	133,3%	(80,7%)	(63,9%)	—
% margin	5,3%	5,5%	(36,5%)	(43,1%)	(13,1%)	21,8%	(18,5%)	2,5%				
Magazines	(0,7)	(0,21)	(0,67)	(0,76)	(0,38)	1,224	(0,12)	1,48	(86,7%)	(117,0%)	—	(151,0%)
% margin	(12,9%)	(3,5%)	(13,1%)	(11,8%)	(4,8%)	14,5%	(1,8%)	16,2%				
Distribution	0,16	0,33	0,09	0,05	0,21	0,59	0,15	0,10	(22,4%)	(43,6%)	(38,4%)	(47,4%)
% margin	3,9%	7,7%	2,4%	1,5%	4,7%	12,1%	3,2%	2,0%				
Others	**(12,88)**	**(7,53)**	**(6,11)**	**(4,59)**	**(14,32)**	**(8,56)**	**(11,83)**	**(24,82)**	**11,5%**	**12,0%**	**48,4%**	**81,5%**
Prisa Brand Solutions	(0,53)	(0,28)	1,489	(0,39)	(0,10)	(0,06)	(0,38)	(1,69)	—	—	—	76,7%
% margin	(8,2%)	(4,3%)	23,1%	(6,2%)	(1,7%)	(0,9%)	(6,2%)	(38,5%)				
Printing**	—	0,48	0,69	0,14	—	—						
% margin	—	3,5%	24,7%	6,5%	—	—						
Others***	(12,15)	(7,73)	(8,29)	(4,34)	(14,22)	(8,50)	(11,46)	(23,23)	14,6%	9,0%	27,6%	81,3%
TOTAL	105,14	103,85	194,21	23,71	100,43	119,78	159,48	57,22	4,7%	(13,2%)	21,8%	(58,6%)
% margin	16,1%	16,6%	27,0%	27,0%	14,5%	18,2%	23,2%	8,3%				

*Distribution has been consolidated into Press.

** The printing business is being fully integrated since April, 2012.

*** Others include mainly Head Quarters.

VIII.V. EBIT

EBIT	2012**				2011*				%Chg.2012/2011			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**4,16**	**(10,2)**	**64,88**	**6,32**	**10,11**	**49,06**	**49,86**	**12,28**	**(58,8%)**	**(120,8%)**	**30,1%**	**(48,5%)**
% margin	**1,4%**	**(3,4%)**	**20,1%**	**1,8%**	**3,2%**	**15,4%**	**16,8%**	**4,0%**				
Prisa TV	2,77	(19,75)	60,82	(8,31)	0,05	33,55	48,10	13,88	—	(158,9%)	26,4%	(159,9%)
% margin	1,1%	(7,9%)	21,5%	(2,8%)	0,0%	13,3%	19,2%	5,4%				
Media Capital	1,38	9,51	4,16	14,64	3,97	12,62	1,85	(1,60)	(65,2%)	(24,7%)	125,2%	—
% margin	3,5%	18,7%	10,1%	28,1%	7,4%	19,6%	3,7%	(2,8%)				
Consolidation Adjustments	0,00	0,00	0,00	0,00	6,10	2,88	(0,0)	0,00				
Education - Publishing	**58,02**	**(2,73)**	**52,79**	**1,82**	**49,80**	**(4,26)**	**56,16**	**2,29**	**12,5%**	**35,8%**	**(6,0%)**	**(20,6%)**
% margin	**28,1%**	**(1,8%)**	**21,4%**	**1,2%**	**26,8%**	**(3,2%)**	**24,4%**	**1,3%**				
Spain&Portugal	(20,05)	10,32	46,02	(24,52)	(20,82)	10,44	47,05	(17,70)	3,7%	(1,2%)	(2,2%)	(38,5%)
% margin	(274,3%)	21,7%	39,5%	289,1%	(341,6%)	19,2%	39,9%	(2336,4%)				
Latam&USA	76,06	(13,05)	6,77	26,34	70,62	(14,69)	9,11	19,99	7,7%	11,2%	(25,7%)	31,8%
% margin	41,1%	(13,7%)	5,2%	16,4%	39,3%	(18,6%)	8,1%	11,7%				—
Radio	**7,79**	**13,26**	**5,55**	**(3,2)**	**9,85**	**16,62**	**0,71**	**(1,89)**	**(20,9%)**	**(20,2%)**	**—**	**(69,8%)**
% margin	**8,8%**	**14,8%**	**7,1%**	**(3,4%)**	**11,8%**	**16,3%**	**0,8%**	**(1,8%)**				
Radio in Spain	4,14	4,69	(5,25)	(5,89)	7,58	9,36	(6,98)	(12,53)	(45,4%)	(49,9%)	24,8%	53,0%
% margin	8,5%	9,0%	(14,2%)	(12,1%)	13,3%	13,9%	(15,5%)	(20,3%)				
International Radio	4,27	8,47	10,74	8,75	2,79	8,51	7,76	10,53	52,9%	(0,6%)	38,5%	(16,9%)
% margin	14,2%	23,4%	27,3%	20,6%	10,6%	27,0%	23,4%	28,2%				
Music	(0,61)	0,11	0,05	(6,03)	(0,52)	(1,26)	(0,07)	0,01	(18,1%)	108,5%	177,9%	—
% margin	(34,2%)	2,6%	1,5%	(103,9%)	(18,0%)	(25,6%)	(0,8%)	0,1%				
Press	**1,76**	**4,34**	**(6,8)**	**(62,9)**	**(0,64)**	**12,88**	**0,76**	**3,29**	**—**	**(66,5%)**	**—**	**—**
% margin	**2,0%**	**5,2%**	**(8,3%)**	**(70,4%)**	**(0,6%)**	**12,1%**	**0,9%**	**3,4%**				
El Pais	(0,07)	0,89	(6,25)	(49,11)	(2,51)	5,97	(2,21)	7,67	97,3%	(85,2%)	(182,9%)	—
% margin	(0,1%)	1,7%	(13,9%)	(101,8%)	(3,3%)	9,1%	(4,4%)	12,0%				
AS	2,38	3,39	2,18	0,17	2,99	5,07	3,46	2,76	(20,3%)	(33,2%)	(36,9%)	(93,9%)
% margin	14,6%	19,1%	13,4%	1,1%	15,8%	24,2%	19,6%	15,6%				
Cinco Dias	0,10	0,11	(0,94)	(2,12)	(0,64)	0,94	(0,60)	(0,24)	114,9%	(88,6%)	(57,9%)	—
% margin	2,7%	2,9%	(40,6%)	(68,7%)	(14,9%)	19,5%	(21,4%)	(6,8%)				
Magazines	(0,81)	(0,30)	(0,76)	(1,10)	(0,43)	1,13	(0,17)	(6,88)	(87,1%)	(126,1%)	—	84,0%
% margin	(14,7%)	(4,9%)	(14,9%)	(17,1%)	(5,4%)	13,4%	(2,7%)	(75,0%)				
Distribution	0,04	0,18	(0,07)	(0,23)	0,07	0,45	0,01	(0,23)	(50,0%)	(60,0%)	—	0,9%
% margin	0,8%	4,2%	(1,8%)	(6,6%)	1,5%	9,2%	0,2%	(4,8%)				
Others	**(14,53)**	**(11,48)**	**(10,03)**	**(282,84)**	**(16,84)**	**(10,64)**	**(14,13)**	**(262,27)**	**8,3%**	**(8,9%)**	**29,0%**	**(7,8%)**
Prisa Brand Solutions	(0,66)	(0,39)	1,39	(0,49)	(0,24)	(0,20)	(0,52)	(1,83)	(172,7%)	(101,0%)	—	73,2%
% margin	(10,1%)	(6,0%)	21,6%	(7,7%)	(3,8%)	(3,2%)	(8,6%)	(41,7%)				
Printing**	—	(2,02)	(1,27)	(11,19)	—	—	—	—	—	—	—	—
% margin	—	(14,7%)	(45,1%)	(528,9%)	—	—	—	—				
Others***	(13,87)	(9,07)	(10,15)	(271,26)	(15,60)	(10,34)	(13,61)	(260,44)	11,1%	12,3%	25,4%	(4,2%)
TOTAL	55,20	(6,84)	107,44	(330,88)	53,38	63,86	93,43	(248,40)	3,4%	(110,7%)	15,0%	(34,3%)
% margin	8,5%	(1,1%)	14,8%	-49,6%	7,7%	8,7%	13,6%	-35,9%				

*Distribution has been consolidated into Press.
** The printing business is being fully integrated since April, 2012.
*** Others include mainly Head Quarters.

Appendix IX. OTHER SIGNIFICANT EVENTS

1) Canal+ has reached an agreement with Mediapro for the peaceful exploitation of broadcasting rights for the Spanish national Liga championship of both first and second divisions **(Liga BBVA & Liga Adelante)** as well as the Copa del Rey championship, for the coming seasons 2012/2013, 2013/2014, 2014/2015.
According to this agreement, Canal+ will exclusively have the pay-TV rights of the matches of the three abovementioned championships in through all technologies (except DTT). Canal+ will exploit these rights through its own platform (Through Canal+1 and Canal+Liga) and through other platforms with which it has reached different agreements.

2) Canal+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

3) With the approval of the refinancing process announced in December 2011, the mechanisms for the exercise of 75 million warrants by Timón, PRISA's reference shareholder, Mr. Martin Franklin, and Mr. Nicolas Berggruen, for the amount of 150,000,000 Euros into shares of PRISA, were activated, and with the formalization and exercise of the warrants on January 3rd 2012, the new terms of PRISA's debt come into effect.

4) During the first nine months of 2012, as a result of the partial implementation of **the monetary capital increase**, PRISA increased its capital with 75,010,109 shares of class A common stock, corresponding to the thirteenth to the twenty third PRISA warrant exercise periods (exercise of 75,010,109 warrants at a price of 2 euros per share).

   Also in 2012, **conversion rights** were exercised to convert a total of 49.545.431 class B shares into an equal number of class A shares.

5) In relation to the fiscal treatment of the deductibility of financial expenses (limitation included in the Real Decreto-Ley 12/2012, of March 30th 2012, published in the BOE on March 31st), PRISA published a "relevant event" note, specifying the following:
a) the measure does not imply an additional cash outflow in the consolidated fiscal group of PRISA in 2012, nor is it expected to have any impact in terms of cash flow in the coming fiscal years. b) the financial expenses which are non-deductible, according to the Real Decreto, will be deductible with the same limit in the coming 18 financial years. Therefore this measure is also not expected to have any impact in the P&L of the coming years.°

6) **The No. 36 First Instance Court of Madrid** submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid, obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

   Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. The petition was re-presented to the Judge in charge of the process, who also rejected the request. AVS has lodged a notice of appeal which is pending resolution before the Provincial Courts of Barcelona. Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The Court has rejected AVS petition of considering them as ordinary being pending the resolution by the Provincial Court of Barcelona.

   Finally, the total amount of credits that the insolvency administrators have recognized to AVS stands at over 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans - which includes, as well as the aforementioned 122 million, the total corresponding to the very claim that resulted in the sentence, for the period of February 2008 to June 2009). This recognition is not firm, because there are several unresolved bankruptcy incidents on the credit rating, which AVS claims as ordinary in front of the Provincial Court of Barcelona, once the Court has initially rejected AVS petition.

On **December 23rd 2011**, the Mercantile Court num.7 of Barcelona pronounced a sentence rejecting the opposition formulated by AVS, and approved the advanced proposal of agreement and ceasing the effects of insolvency. AVS has presented an appeal against the sentence of the Mercantile Court Num.7 of Barcelona, and simultaneously against all the resolutions issued during the Agreement, which according to the Solvency Law , are appealable in the current procedural phase, and which have rejected the incidents issued by AVS and destined to the correct integration of the asset and liability masses in the Insolvency process. These appeals are currently pending a solution by the Provincial Court of Barcelona.

In November 2012, the Provincial Court of Madrid partially confirmed the sentence passed by the No.36 First instance Court of Madrid, promoted by Audiovisual Sport S.L. (AVS) against Mediaprodicción S.L. (Mediapro). **The sentence declares that Mediapro failed to comply with the contract signed on July 24th 2006** with VS, Sogecable (today Prisa TV) and TV de Cataluña, **and sentences Mediapro to pay 105 million Euros to AVS**. The sentence also declares that the aforementioned contract is in force until its resolution at the end of the 2008/2009 season.
In this process only the claim for the damages caused during the 2006/2007 season and part of the 2007/2008 season (until February). The claim for the damages caused in the rest of the 2007/2008 season and the 2008/2009 season is substantiated in the Mercantile Court number 7 in Barcelona, in the context of the insolvency process of Mediapro.

Appendix X. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
· Prisa TV	· Education	· Radio in Spain	· El País
· Media Capital*	· General Publishing	· International Radio	· As
		· Gran Vía Musical	· Cinco Días
			· Magazines
			· Distribution

As of 3Q 2011, the Distribution business is included in the Press division. In In addition, the Group has other business activities such as Ad Sales and Printing (Dédalo) since in April 2012 it was integrated by Global consolidation (compared to equity consolidation before April 2012)

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

Appendix XI. Pro forma reconciliation between EBITDA and EBIT for 2012 and 2011.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros)	JANUARY-DECEMBER	
GRUPO PRISA	**2012**	**2011**
Adjusted EBITDA	**427.002**	**436.914**
Depreciation and amortization charge	(187.998)	(171.331)
Variation in operating allowances	(100.196)	(45.171)
Impairment losses of assets	(12.580)	(3.204)
Impairment losses of goodwill	(301.282)	(252.944)
Profit from operations	**(175.054)**	**(35.736)**
AUDIOVISUAL	**2012**	**2011**
Adjusted EBITDA	**233.167**	**234.694**
Depreciation and amortization charge	(100.537)	(95.515)
Variation in operating allowances	(67.575)	(8.036)
Impairment losses of assets	168	(4)
Impairment losses of goodwill	0	(9.750)
Profit from operations	**65.223**	**121.389**
Prisa TV	**2012**	**2011**
Adjusted EBITDA	**191.337**	**186.765**
Depreciation and amortization charge	(89.041)	(83.715)
Variation in operating allowances	(66.967)	(7.478)
Impairment losses of assets	202	0
Impairment losses of goodwill	0	0
Profit from operations	**35.531**	**95.572**
Media Capital	**2012**	**2011**
Adjusted EBITDA	**41.831**	**38.952**
Depreciation and amortization charge	(11.496)	(11.800)
Variation in operating allowances	(608)	(558)
Impairment losses of assets	(34)	(4)
Impairment losses of goodwill	0	(9.750)
Profit from operations	**29.693**	**16.840**
Other	**2012**	**2011**
Adjusted EBITDA	**(1)**	**8.977**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1)**	**8.977**

(Thousands of euros)	JANUARY-DECEMBER	
EDUCATION	**2012**	**2011**
Adjusted EBITDA	**184.190**	**170.198**
Depreciation and amortization charge	(51.426)	(44.816)
Variation in operating allowances	(21.493)	(18.205)
Impairment losses of assets	(3.381)	(3.191)
Impairment losses of goodwill	0	0
Profit from operations	**107.890**	**103.986**
RADIO	**2012**	**2011**
Adjusted EBITDA	**54.319**	**51.605**
Depreciation and amortization charge	(13.856)	(14.664)
Variation in operating allowances	(5.023)	(11.757)
Impairment losses of assets	(4.120)	(1)
Impairment losses of goodwill	(7.893)	0
Profit from operations	**23.427**	**25.183**
Radio in Spain	**2012**	**2011**
Adjusted EBITDA	**8.157**	**16.173**
Depreciation and amortization charge	(8.209)	(8.905)
Variation in operating allowances	(2.258)	(9.848)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(2.310)**	**(2.580)**
International Radio	**2012**	**2011**
Adjusted EBITDA	**45.129**	**36.142**
Depreciation and amortization charge	(5.303)	(4.658)
Variation in operating allowances	(2.600)	(1.889)
Impairment losses of assets	(4.000)	(1)
Impairment losses of goodwill	(1.000)	0
Profit from operations	**32.226**	**29.594**
Other	**2012**	**2011**
Adjusted EBITDA	**1.033**	**(710)**
Depreciation and amortization charge	(344)	(1.101)
Variation in operating allowances	(165)	(20)
Impairment losses of assets	(120)	0
Impairment losses of goodwill	(6.893)	0
Profit from operations	**(6.489)**	**(1.831)**

(Thousands of euros)	JANUARY-DECEMBER	
PRESS	**2012**	**2011**
Adjusted EBITDA	**(13.763)**	**40.047**
Depreciation and amortization charge	(10.216)	(9.915)
Variation in operating allowances	(6.133)	(5.907)
Impairment losses of assets	(22.535)	(7.745)
Impairment losses of goodwill	0	0
Profit from operations	**(52.647)**	**16.480**
El País	**2012**	**2011**
Adjusted EBITDA	**(21.797)**	**20.551**
Depreciation and amortization charge	(8.615)	(8.213)
Variation in operating allowances	(3.578)	(3.413)
Impairment losses of assets	(20.551)	0
Impairment losses of goodwill	0	0
Profit from operations	**(54.541)**	**8.925**
AS	**2012**	**2011**
Adjusted EBITDA	**11.829**	**16.264**
Depreciation and amortization charge	(698)	(608)
Variation in operating allowances	(1.399)	(1.379)
Impairment losses of assets	(1.609)	0
Impairment losses of goodwill	0	0
Profit from operations	**8.123**	**14.277**
Cinco Días	**2012**	**2011**
Adjusted EBITDA	**(1.789)**	**58**
Depreciation and amortization charge	(310)	(285)
Variation in operating allowances	(384)	(315)
Impairment losses of assets	(375)	0
Impairment losses of goodwill	0	0
Profit from operations	**(2.858)**	**(542)**
Distribution	**2012**	**2011**
Adjusted EBITDA	**640**	**1.048**
Depreciation and amortization charge	(444)	(631)
Variation in operating allowances	(283)	(121)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(87)**	**296**
Other	**2012**	**2011**
Adjusted EBITDA	**(2.646)**	**2.126**
Depreciation and amortization charge	(149)	(178)
Variation in operating allowances	(489)	(679)
Impairment losses of assets	0	(7.745)
Impairment losses of goodwill	0	0
Profit from operations	**(3.284)**	**(6.476)**
OTHER	**2012**	**2011**
Adjusted EBITDA	**(30.911)**	**(59.630)**
Depreciation and amortization charge	(11.963)	(6.421)
Variation in operating allowances	28	(1.266)
Impairment losses of assets	17.288	7.737
Impairment losses of goodwill	(293.389)	(243.194)
Profit from operations	**(318.947)**	**(302.774)**

PRISA

2012 Results

February 28th, 2013

Disclaimer

PRISA

In addition to figures prepared in accordance with IFRS, PRISA presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt, among others. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. For further information relevant to the interpretation of these terms, please refer to the "Reconciliation Section" of the 2012 earnings press release filed with the Securities and Exchange Commission and posted on prisa.com.

This document may contain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about the financial conditions, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in our filings with the Securities and Exchange Commission under "Risk Factors".

2012 Highlights

1. **Divergence in business performance between Spain/Portugal and Latam**
2. **Difficult economic environment in Spain and Portugal**, with little visibility ahead
3. **Press and Radio businesses in Spain** are the main affected divisions
   a) *Advertising in both down by €65.6m (-19%)*
   b) *Circulation in press down by €21.9m (-12.7%)*
4. **Education continues to show growth** on the back of strong educational campaigns in Latam
5. **Pay TV** increases revenues and EBITDA (+8,1% & +11.3%) in an environment affected by lower consumption and VAT increase
   Important agreement for exploitation of Spanish football rights signed for the next three seasons
6. **LatAm** performance remains strong, with revenues +7.7% and EBITDA +12.8%
7. **Digital Area advertising** revenues up 15.1%. Unique browsers +9.4% on average (strong growth of digital advertising in Press, +17.9%)
8. **Strong cost control** across all business units and cost lines
9. **Net financial debt fell by €450m** on the back of reinforcement of its equity position
10. **Impairment of Canal+ Goodwill** of €294m affecting Net Income.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

2012 Results

In €m	2012	2011	% Ch.
Revenues	**2,652.3**	**2,714.2**	(2.3%)
Opex	**2,237.7**	**2,287.5**	(2,2%)
EBITDA	**476.8**	**493.2**	(3.3%)
EBITDA margin	*18.0%*	*18.2%*	
EBIT	**241.3**	**273.5**	(13.5%)
EBIT Margin	*9.1%*	*10.1%*	
Profit Before Taxes	**56.5**	**77.5**	(27.2%)
Net Profit	**(12.8)**	**1.6**	

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Revenue Diversification

Different exposure to businesses



-11%
-13%
-58%
-19%
+3%
+2.2%
+351%
2,724
(67)
(23)
(39)
(49)
21
20
76
2,665
Revenues 2011
Advertising
Circulation
Audiovisual production sales
Other
Books & training
DTH Subs
Subs from other platforms
Revenues 2012

	Advertising	Circulation	Audiovisual production sales	Other	Books & training	DTH Subs	Subs from other platforms	
2012*	20,8%	5,5%	1,0%	8,0%	27,0%	34,0%	3,7%	38%
2011*	22,8%	6,2%	2,4%	9,6%	25,6%	32,6%	0,8%	33%

(*) As % of total revenues

- **Education and PayTV** (subscribers) **revenues account for 65% of revenues**
- **Subscribers** account for 38% of total revenues, most of which from DTH (compared with 33% in 2011) with a higher contribution from Subscribers from Other Platforms
- **Advertising** accounts for just 21% of total revenues, of which 25.4% is LatAm
- **Education** showing a strong contribution (27% of revenues), with a strong performance practically across the board in Latam and a weaker performance in Spain.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

High Exposure to Strong Growing Latam

PRISA



Latam Exposure
Revenues
2012
2011
27%
73%
24%
66%
Latin America
Spain, US & Portugal
EBITDA
2012
2011
45%
54%
39%
61%

- **Latin America strong results**:
  - Revenues +7.7% (Education +5.2% and Advertising +15.2%)
  - EBITDA grows by 12.8%.
- **Latin America share of total revenues** up to 27% from 24% in 2011.
- **Latin America share of total EBITDA** up to 45% from 38.6% in 2011.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Strong Effort in Cost Control

Strong reduction in expenses



-6.0%
-8.2%
-7.7%
+33%
2.221
32
66
46
98
2.176
144
2011 Expenses
Purchases
External Services
Staff Costs
Football costs
2012 Expenses



Staff Costs
591
-7.7%
545
205
386
+2%
-13%
209
336
Spain
International
2011
2012

- **Despite increase in football costs, the Group has undertaken a strong effort in cost reduction:**
  - **Purchases** down by €32m in 2012 (-6.0%), including a reduction in Spain & Portugal of €36m & an increase in Latam of €4.6m
  - **External services** down by €66m in 2012 (-8.2%), including a reduction in Spain & Portugal of €75m & an increase in Latam of €9m
  - **Staff costs** down by €46m in 2012 (-7.7%), including a reduction in Spain of €55m & an increase in international expenses of €9m
- Difficult economic environment in Iberia to lead the Group to **continue its cost reduction effort going forward.**

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Press: Weak advertising market and circulation

PRISA

Revenues

(in €m)


-19.3%
315
390
2012
2011

EBITDA

(in €m)


-71.8%
15
55
2012
2011

- **Weak advertising**, with revenues down by 20.6% in 2011.
  - **Weakness in printed advertising but good performance of digital press advertising revenues:** +17.9%, representing 19.8% of the total in this division.
- **Circulation** fell by 12.7%:
  - El País (-11%), AS (-9.4%), Cinco Días (-0.6%)
  - We highlight the positive impact in 2011 of an individual promotion which has not taken place this year
- **Other Revenues** in press during 2011 were affected by a €15.4m fiscal deduction which in 2012 amounted to €0.46m. Excluding these, revenues would have fallen by -16.1%.
- **EBITDA fell by 71.8%**, but excluding the impact of the fiscal deduction, EBITDA would have fallen by -61.9%.
- Focus **on cost control to remain** given difficult environment.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Press: A continuous fall since 2007

Press Advertising Revenues 2007-2012

(in €m)


Advertising
Circulation & Promotions
272
276
220
263
153
227
155
211
128
195
94
171

	2007	2008	2009	2010	2011	2012
Total Revenues	**572**	**504**	**416**	**420**	**390**	**315**
Advertising growth	5,1%	(19,4%)	(30,1%)	1,1%	(17,4%)	(24,3%)
Circulation growth	(3,0%)	(4,8%)	(13,9%)	(6,8%)	(7,6%)	(12,4%)

(*): Advertising includes only Printed Press (excludes online)

- **The weakness in the Press sector goes back to 2007.** Since then, paper advertising revenues have fallen by 64% and circulation revues have fallen by 38%.
- In this environment Prisa is focusing on:
  - Developing its Digital Press platform. Digital advertising revenues in Press of €23.3m, imply an increase of 17.9% compared to 2011.
  - Reduction of costs

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Radio: Divergent performance between Spain and Latam

Revenues

(in €m)



-9.1%
342
377
2012
2011

- **Spain advertising revenues** declined (-17.1%), affected by weak local advertising and further deterioration in national advertising
- **Latin America** advertising revenues up 15.2%. LatAm revenues account for already account for 43% of revenues (34% in 2011)
- **SER** maintains absolute leadership
- The **EBITDA contribution** of Latam is higher than that of Spain for the first time.

EBITDA

(in €m)



-27.5%
63
87
2012
2011

Increasing weight of LatAm in Revenues



2012
2011
Latin America
43%
57%
Spain
Latin America
34%
66%
Spain

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Radio: A continuous fall since 2008

Spanish Radio Advertising Revenues 2007-2012

(in €m)


271
259
228
225
202
167
2007
2008
2009
2010
2011
2012

	2007	2008	2009	2010	2011	2012
Total Revenues	572	504	416	420	390	315
Advertising growth	11.0%	(4.2%)	(11.9%)	(1.4%)	(10.2%)	(17.3%)

(*): Excludes GVM & Gema

- **Like in the case of Spanish Press, the weakness in the Spanish Radio sector goes back to 2007.** Since then, Spanish Radio advertising revenues have fallen by 38%
- In this environment Prisa is focusing on:
  - International expansion, given the good performance & growth potential of international Radio
  - Developing its Digital platform
  - Reduction of costs

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Pay TV: Strong Performance

PRISA

Revenues


(in €m)
+8.1%
1.080
999
2012
2011

EBITDA


(in €m)
+11.3%
192
173
2012
2011

- **Canal+ revenues show strong growth (+8.1%)** with strong growth in subscriber revenues, advertising and audiovisual rights sales, and lower services & fiscal deductions.
- **EBITDA increase by 11.3% in 2012**
  - Strong **cost control** despite increase in football content costs
- **Good evolution of KPI´s**
- **Football agreement signed** in August 2012 for the exploitation of the football rights in the following three seasons provides best football offer in Canal+'s history
- **Market share: 42%** *(**)*

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*
*** Internal Company estimates*

Pay TV: KPI's show very good progress

Subscriber Evolution (´000s)

DTH Subscribers



1.786
1.767
1.774
1.756
1.771
1.731
1.724
1.720
1Q 11
2Q 11
3Q 11
4Q 11
1Q12
2Q12
3Q 12
4Q 12

Subscribers (C+1) other platforms /OTT(*)



27,4
23,1
57,5
82,2
107,0
100,2
100,7
120,6
1Q 11
2Q 11
3Q 11
4Q 11
1Q12
2Q12
3Q 12
4Q 12

(*) Up to September 2011 In it also includes DTT subscribers

Higher Satellite ARPU (€)



+0.88€
+0.55€
+1.97€
+2.65€
41,5
42,4
41,2
41,7
40,1
42
41,5
44,2
2011
2012
1Q
2Q
3Q
4Q

Churn (%)



15,1
14,2
13,5
13,6
13,2
14,0
14,7
15,4
1Q 11
2Q 11
3Q 11
4Q 11
1Q12
2Q12
3Q 12
4Q 12

iPlus penetration growing

(Million Subscribers & Penetration Rates)



5%
6%
9%
14%
17%
21%
24%
26%
29%
30%
33%
34%
34%
100
110
169
246
305
369
416
460
503
530
574
578
587
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Media Capital: Good cost control effort

PRISA



Revenues
(in €m)
-17.8%
184
224
2012
2011



EBITDA
(in €m)
+0,3%
43
43
2012
2011

- Weak top line performance of Media Capital as a reflection of the **weak economic conditions and advertising market in Portugal**.
- However, **TVI** maintains leadership in Portugal:
  - **24hrs**: 27.0% in 4Q 2012, 26.4% in 3Q, 27.1% in 2Q and 26.3% in 1Q 2012
  - **Prime Time**: 29.5% in 4Q 2012, 30.7% in 3Q, 31.0% in 2Q and 29.2% in 1Q
- Additional negative impact from **deconsoldation of Socater, Productora Canaria de Programas and Chip y Factoría** (now equity consolidated vs global consolidation in 2011).
  Excluding this impact:
  - Revenues -13.4%
  - EBITDA -11.4%
- **Focus remains on cost control**: Costs down by 23.1% (or 18.7% excluding the impact of deconsolidation of Socater, PCP and Chip y Factoría)

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Education: Strong performance across most countries

PRISA

Revenues



(in €m)
+1.8%
734
720
2012
2011

EBITDA



(in €m)
+7.7%
187
174
2012
2011

- **Positive top line performance (+1.8%) with strong education campaigns practically across the board:**
  - **Mexico** +17.6% revenues (with strong contribution from Education systems +123%)
  - **USA** +41%
  - **Argentina** +20.6%
  - **Ecuador** +23.3%
  - **Peru** +129.4%
  - **Brazil** weaker given natural cyclicity (-11% at constant currency with EBITDA down by 9.7%)
  - **Venezuela** weaker, (0.9% compared to the -6.6% of 9M 2012)
  - **Spain** Revenues fall by 8.9%,
    - Education (-3.3%)
    - General Publishing (-22.3%)
- **EBITDA up 7.7%, with EBITDA margin growth, from 24.1% in 2011 to 25.5% in 2012**

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Digital: Strong Growth Continues Across Platforms

PRISA

Millions of Unique Browsers


January December 2011
January December 2012
72,0
65,8
31,4
25,7
21,0
20,6
2,8
2,2
7,5
7,6
6,3 7,4
5,7 6,2
TOTAL
ELPAIS sites
AS sites
5Dias.com
Radio Spain
Radio Latam
Media Capital

Source: Omniture, Netscope, and Certifica.com

- **Revenues up 18.7%** mainly on better online advertising revenues (+15.1%) and better digital products, which compensate the fall in services and the lower subsides and fiscal deductions
- **Average number** of unique browsers grew by 9.4% and reached 72m, thanks to strong performance of Prisa-TV, elpais.com, cincodias.com and international Radio.
- Digital development remains **strategic priority for the company** and one of its growth drivers

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Cash Flow generation

EBITDA - capex


(in €m)
+12%
308
275
2012
2011

Working Capital


(in €m)
+44%
2012
2011
(76)
(136)

- **EBITDA-Capex has improved by 33 million Euros or +12%** on the back of strong cost control efforts undertaken by the company
- **Working Capital investment has improved by 44% and is mainly due to:** Santillana and Canal+, compensated with the positive impact of the ONO agreement
- Other relevant elements in the Cash Flow generation of the Company are:

1. **The €150m from warrants exercise are not fully included in the CF statement as** €100m have been directly employed to reduce debt (only €50m are included as cash inflow).
2. **The €434m of two convertible bond issues are not all included in the CF statement** as €334m have been directly employed to reduce debt (€100m included as cash inflow).
3. **"Other"** includes, among others, several fiscal payments, refinancing costs & Dédalo.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Total Net Debt position

PRISA



Total Net Debt (€m)
3,534
3,083
3800
3600
3400
3200
3000
2800
2600
2400
2200
2000
288
3.245
90,48
27,51
9,48
100
334
143,67
144
2.938
31/12/2011
Dedalo
Cash Flow
Other
Warrants
Convertibles
Oth.Fin.Debt
31/12/2012
Other Financial Debt
Net Financial Debt

- **Total Net debt falls from €3,533.58m to €3,083.37m on the back of:**
  - **Consolidation of Dédalo's debt** increases debt by €90.48m
  - **Negative Free Cash Flow generation,** increases debt by €27.45m
  - **"Other"** FX impact, debt formalization & refinancing costs… etc, which increase debt by €9.54m
  - **75m warrants exercise**, of which €100m are directed to debt reduction (€50m included as cash inflow)
  - **€434m convertible bond issue**, of which €334m are directed to debt reduction (€100m included as cash inflow)
  - **"Other financial debt"**, which reduces debt by €143.67m and includes:
    - €108.77m: NPV of obligation to pay dividends to DLJ
    - €35.38m: NPV of coupons payable to holders of convertible bonds (issued in July 2012)

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Equity improvement



Group Equity Evolution
2.218
148
400
183
48
(255)
(130)
2.612
Dec 2011
Capital increase
Bond issue
Financial liability B share dividends
Potential A shares from B share conversion
2012 result
Minority interest and others
Dec 2012

- **Capital increase:** includes
  - Cash inflow from 75m warrants exercise (at €2), net of expenses, which took place in January 2012;
  - additional warrants exercised & B share conversions throughout 2012
- **Mandatory Convertible Bond:** €434m cash inflow from 2 mandatory convertible bonds issued in July 2012 (AGM), net of their coupon valuation of €34m.
- **Class B share dividends liability reclassification into reserves,** 2012 AGM approval allows Prisa to pay the dividend in shares, cash or a combination of both.
- **Potential additional A shares:** Value adjustment of financial liability from potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares.

** All Group and business unit figures are Adjusted (exclude non-recurring items, detailed in the press release)*

Conclusions

PRISA

1. 2012 turned out more negative than expected in Spain and Portugal, hence affecting advertising strongly. Strict cost control to continue across all business lines given macro uncertainties for 2013.

2. Latin America performance continued clearly positive, accounting already for 45% of total Group EBITDA. Focus on preparing Santillana and Radio Latam for growth acceleration.

3. Pay TV client performance key focus for 2013

4. Ongoing efforts on treasury management and cash flow generation.

ANNEX I

GENERAL

2nd	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2012

CLOSING DATE OF PERIOD 12/31/2012

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

Hasta donde alcanza nuestro conocimiento, las cuentas anuales resumidas que se presentan, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen las imagen fiel del patrimonio, de la situación financiera y de los resultados del emisor, o de las empresas comprendidas en la consolidación tomadas en su conjunto, y el informe de gestión intermedio incluye un análisis fiel de la información exigida.

Observations on the above statement/(s):
Directors Mr Nicolas Berggruen, Mr. Matías Cortés Dominquez and Mrs Arianna Huffington, have not signed this half-yearly financial report as they were absent

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN
MR. MANUEL POLANCO MORENO	VICEPRESIDENT
MR.FERNANDO ABRIL-MARTORELL HERNÁNDEZ	CHIEF EXECUTIVE OFFICER
MR. JOSE LUIS LEAL MALDONADO	DIRECTOR
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MS. AGNÈS NOGUERA BOREL	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. MARTIN FRANKLIN	DIRECTOR
MR. HARRY E. SLOAN	DIRECTOR

Date this half-yearly financial report is signed by the competet governing body: 27/02/2012

IV. SELECTED FINANCIAL INFORMATION
1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) NON-CURRENT ASSETS	0040	5.054.452	5.617.679
1. Intangible assets:	0030	6.394	7.772
a) Goodwill	0031		
b) Other intangible assets	0032	6.394	7.772
2. Property, plant and equipment	0033	1.764	1.924
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	4.544.611	5.271.593
5. Long-term financial investments	0036	7.823	8.826
6. Deferred tax assets	0037	493.860	327.564
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	285.360	264.868
1. Non-current assets held for sale	0050		
2. Inventories	0055		
3. Trade and other receivables:	0060	48.874	55.777
a) Trade receivables for sales and services	0061	42.071	40.215
b) Other receivables	0062	-254	4.967
c) Current tax assets	0063	7.057	10.595
4. Short-term investments in group companies and associates	0064	217.902	205.256
5. Short-term financial investments	0070		
6. Current accrual accounts	0071	4.343	1.710
7. Cash and cash equivalents	0072	14.241	2.125
TOTAL ASSETS (A+B)	0100	5.339.812	5.882.547

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) EQUITY (A.1+ A.2+ A.3)	0195	780.016	685.542
A.1) CAPITAL AND RESERVES	0180	780.016	685.542
1. Share Capital:	0171	99.132	84.786
a) Authorized capital	0161	99.132	84.786
b) Less: Uncalled capital	0162		
2. Share premium	0172	803.973	437.879
3. Reserves	0173	163.296	782.466
4. Less: Treasury stock	0174	(727)	(2.505)
5. Profit/loss brought forward	0178		
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(685.793)	(616.903)
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	400.135	(181)
A.2) VALUATION ADJUSTMENTS	0188	0	0
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	3.289.377	3.740.855
1. Long-term provisions	0115	466.445	452.088
2. Long-term debts	0116	2.755.004	3.241.150
a) Bank borrowings and bonds and other negotiable securities	0131	2.707.661	3.049.203
b) Other non-current financial liabilities	0132	47.343	191.947
3. Long-term payable to group and associates companies	0117	67.119	46.833
4. Deferred tax liabilities	0118	809	784
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	1.270.419	1.456.150
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	26.190	169.435
a) Bank borrowings and bonds and other negotiable securities	0133	285	98.861
b) Other financial liabilities	0134	25.905	70.574
4. Current payables to group and associates companies	0129	1.182.321	1.180.627
5. Trade and other payables	0124	61.899	105.763
a) Suppliers	0125	2.191	24.475
b) Other accounts payable	0126	45.053	68.136
c) Current tax liabilities	0127	14.655	13.152
6. Other current liabilities	0136		
7. Current accrual accounts	0128	9	325
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	5.339.812	5.882.547

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PREVIOUS CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 12/31/2012		PREVIOUS CUMULATIVE 12/31/2011	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	0205	105.731	0,49	87.671	0,52	215.071	1,00	168.145	1,00
(+/-)	Variation in inventories of finished products and products in process	0206		0,00		0,00		0,00		0,00
(+)	Own work capitalized	0207		0,00		0,00		0,00		0,00
(-)	Suppliers	0208		0,00		0,00		0,00		0,00
(+)	Other operating revenues	0209	5	0,00	338	0,00	18	0,00	442	0,00
(-)	Staff costs	0217	(6.131)	(0,03)	(21.133)	(0,13)	(16.667)	(0,08)	(34.412)	(0,20)
(-)	Other operating expenses	0210	(17.337)	(0,08)	(25.256)	(0,15)	(39.390)	(0,18)	(53.676)	(0,32)
(-)	Depreciation and amortization charge	0211	(1.570)	(0,01)	(1.405)	(0,01)	(3.118)	(0,01)	(2.795)	(0,02)
(+)	Allocation of grants for non-financial assets and others	0212		0,00		0,00		0,00		0,00
(+)	Overprovision	0213		0,00		0,00		0,00		0,00
(+/-)	Impairment and results on fixed asset disposals	0214		0,00		0,00		0,00	0	0,00
(+/-)	Other income	0215		0,00		0,00		0,00		0,00
=	**PROFIT FROM OPERATIONS**	0245	**80.698**	0,38	**40.215**	0,24	**155.914**	0,72	**77.704**	0,46
(+)	Finance income	0250	6.449	0,03	3.036	0,02	10.256	0,05	7.340	0,04
(-)	Finance costs	0251	(58.554)	(0,27)	(94.820)	(0,56)	(138.440)	(0,64)	(183.392)	(1,09)
(+/-)	Change in value of financial instruments	0252	2.824	0,01	1.177	0,01	556	0,00	6.002	0,04
(+/-)	Exchange differences (net)	0254	1	0,00	(6)	(0,00)	2	0,00	(7)	(0,00)
(+/-)	Impairment and results on disposals of financial instrument	0255	(634.713)	(2,95)	(395.003)	(2,35)	(746.142)	(3,47)	(428.485)	(2,55)
=	**NET FINANCIAL INCOME**	0256	**(683.993)**	(3,18)	**(485.616)**	(2,89)	**(873.768)**	(4,06)	**(598.542)**	(3,56)
=	**PROFIT (LOSS) BEFORE TAX**	0265	**(603.295)**	(2,81)	**(445.401)**	(2,65)	**(717.854)**	(3,34)	**(520.838)**	(3,10)
(+/-)	Income tax	0270	11.020	0,05	(127.272)	(0,76)	32.061	0,15	(96.065)	(0,57)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280	**(592.275)**	(2,75)	**(572.673)**	(3,41)	**(685.793)**	(3,19)	**(616.903)**	(3,67)
(+/-)	Net income for the year from discontinued operations net of tax	0285		0,00		0,00		0,00		0,00
=	**PROFIT (LOSS) FOR THE YEAR**	0300	**(592.275)**	(2,75)	**(572.673)**	(3,41)	**(685.793)**	(3,19)	**(616.903)**	(3,67)

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290	(0,62)	(0,72)	(0,73)	(0,81)
Diluted	0295	(0,62)	(0,72)	(0,73)	(0,81)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION

3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY

INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(685.793)	(616.903)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(685.793)	(616.903)

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PRESENT PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2012	3010	84.786	1.220.345	(2.505)	(616.903)	(181)			685.542
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	84.786	1.220.345	(2.505)	(616.903)	(181)			685.542
Total recognised income/ (expense)	3020				(685.793)				(685.793)
Transactions with shareholders or owners	3025	14.346	365.587	1.778	0	0	0	0	381.711
Capital increases/ (reductions)	3026	14.346	201.239						215.585
2. Conversion of financial liabiities into equity	3027		164.855						164.855
3. Distribution of dividends	3028								0
4. Trading with own shares (net)	3029		(507)	1.778					1.271
5. Increases/ (reductions) for business combinations	3030								0
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	(618.663)	0	616.903	400.316	0	0	398.556
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		(616.903)		616.903				0
3. Other variations	3038		(1.760)			400.316			398.556
Closing balance at 12/31/2012	3040	99.132	967.269	(727)	(685.793)	400.135	0	0	780.016

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2011 (comparative period)	3050	84.698	1.188.086	(4.804)	9.282	(23)			1.277.239
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	84.698	1.188.086	(4.804)	9.282	(23)			1.277.239
Total recognised income/ (expense)	3060				(616.903)				(616.903)
Transactions with shareholders or owners	3065	88	27.895	2.299	(5.990)	0	0	0	24.292
Capital increases/ (reductions)	3066	88	1.022						1.110
2. Conversion of financial liabilities into equity	3067		27.829						27.829
3. Distribution of dividends	3068				(5.990)				(5.990)
4. Trading with own shares (net)	3069		(956)	2.299					1.343
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	4.364	0	(3.292)	(158)	0	0	914
1. Share based payments	3076								0
2. Transfers between equity accounts	3077		3.292		(3.292)				0
3. Other variations	3078		1.072			(158)			914
Closing balance at 12/31/2011 (comparative period)	3080	84.786	1.220.345	(2.505)	(616.903)	(181)	0	0	685.542

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
A)	**CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)**	0435	(68.320)	(86.679)
1.	**Profit (loss) before tax**	0405	(717.854)	(520.838)
2.	**Adjustments to profit (loss):**	0410	731.867	379.601
(+)	Depreciation and amortisation charge	0411	3.118	2.795
(+/-)	Other adjustments to income (nets)	0412	728.749	376.806
3.	**Changes in working capital**	0415	(157.378)	(89.882)
4.	**Other cash flows from operating activities:**	0420	75.045	144.440
(-)	Interest paid	0421	(90.754)	(134.072)
(+)	Dividends received	0422	177.080	125.671
(+)	Interest received	0423	7.258	11.131
(+/-)	Income tax recovered/(paid)	0430	(9.499)	12.748
(+/-)	Other sums received/(paid) from operating activities	0425	(9.040)	128.962
B)	**CASH FLOWS FROM INVESTING ACTIVITIES (1+2)**	0460	(610)	(2.094)
1.	**Payments for investments:**	0440	(1.617)	(2.094)
(-)	Group companies, associates and business units	0441	(2)	(6)
(-)	Property, plant and equipment, intangible assets and investment properties	0442	(1.583)	(2.088)
(-)	Other financial assets	0443	(32)	
(-)	Other assets	0444		
2.	**Proceeds from disposals:**	0450	1.007	0
(+)	Group companies, associates and business units	0451		
(+)	Property, plant and equipment, intangible assets and investment properties	0452		
(+)	Other financial assets	0453	1.007	
(+)	Other assets	0454		
C)	**CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)**	0490	81.046	(29.632)
1.	**Sums received /(paid) in respect of equity instruments:**	0470	585.291	2.951
(+)	Issues	0471	584.020	1.766
(-)	Redemption	0472		
(-)	Acquisition	0473	(2.515)	(2.240)
(+)	Disposal	0474	3.786	3.425
(+)	Grants, donations and gifts received	0475		
2.	**Sums received /(paid) for financial liability instruments:**	0480	(504.245)	(26.150)
(+)	Issues	0481	(499.873)	23.588
(-)	Repayment and redemption	0482	(4.372)	(49.738)
3.	**Payments of dividends and remuneration on other equity instruments**	0485		(6.433)
D)	**EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES**	0492		
E)	**NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)**	0495	12.116	(118.405)
F)	**CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD**	0499	2.125	120.530
G)	**CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)**	0500	14.241	2.125

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
(+)	Cash and banks	0550	14.241	2.125
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	14.241	2.125

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) NON-CURRENT ASSETS	1040	6.003.095	6.178.703
1. Intangible assets:	1030	3.679.949	3.976.337
a) Goodwill	1031	3.359.717	3.645.077
b) Other intangible assets	1032	320.232	331.260
2. Property, plant and equipment	1033	296.419	307.441
3. Investment properties	1034	319	422
4. Investments accounted for using the equity method	1035	612.214	604.082
5. Non-current financial assets	1036	64.639	121.688
6. Deferred tax assets	1037	1.343.869	1.166.694
7. Other non-current assets	1038	5.686	2.039
B) CURRENT ASSETS	1085	1.658.918	1.699.821
1. Non-current assets held for sale	1050	3.271	125
2. Inventories	1055	270.309	275.403
3. Trade and other receivables:	1060	1.252.015	1.269.641
a) Trade receivables for sales and services	1061	907.470	868.991
b) Other receivables	1062	344.545	400.650
c) Current tax assets	1063		
4. Other current financial assets	1070	20.063	56.494
5. Other current assets	1075	0	0
6. Cash and cash equivalents	1072	113.260	98.158
TOTAL ASSETS (A + B)	1100	7.662.013	7.878.524

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2012	PREVIOUS PER. 12/31/2011
A) EQUITY (A.1+ A.2+ A.3)	1195	2.611.627	2.218.035
A.1) CAPITAL AND RESERVES	1180	2.167.869	1.615.203
1. Share Capital	1171	99.132	84.786
a) Authorized capital	1161	99.132	84.786
b) Less: Uncalled capital	1162		
2. Share premium	1172	803.973	437.879
3. Reserves	1173	495.908	714.761
4. Less: Treasury stock	1174	(727)	(2.505)
5. Profit/loss brought forward	1178	1.024.616	831.500
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	(255.033)	(451.218)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	17.805	9.755
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	17.805	9.755
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	2.185.674	1.624.958
A.3) MINORITY INTERESTS	1193	425.953	593.077
B) NON-CURRENT LIABILITIES	1120	3.331.781	3.882.329
1. Grants	1117	970	926
2. Non-current provisions	1115	254.018	356.520
3. Non-current financial liabilities:	1116	3.025.441	3.479.355
a) Bank borrowings and bonds and other negotiable securities	1131	2.866.786	3.176.491
b) Other non-current financial liabilities	1132	158.655	302.864
4. Deferred tax liabilities	1118	22.177	30.409
5. Other non-current liabilities	1135	29.175	15.119
C) CURRENT LIABILITIES	1130	1.718.605	1.778.160
1. 'Non-current liabilities held for sale	1121	0	0
2. Current provisions	1122	7.577	8.686
3. Current financial liabilities:	1123	248.758	312.478
a) Bank borrowings and bonds and other negotiable securities	1133	205.467	223.625
b) Other financial liabilities	1134	43.291	88.853
4. Trade and other payables:	1124	1.389.056	1.424.624
a) Suppliers	1125	1.151.739	1.180.075
b) Other accounts payable	1126	237.317	244.549
c) Current tax liabilities	1127		
5. Other current liabilities	1136	73.214	32.372
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	7.662.013	7.878.524

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		JUNIO 2012	PRESENT CURR. PERIOD (2nd HALF)		JUNIO 2011	CURRENT CUMULATIVE 12/31/2012		PREVIOUS CUMULATIVE 12/31/2011	
			Amount	%	Amount	Amount	%	Amount	Amount	%	Amount	%
(+)	Revenues	1206	1.365.183	0,52	1.258.312	1.335.653	0,51	1.305.628	2.623.495	1,00	2.641.281	1,00
(+/-)	Variation in inventories of finished products and products in process	1209	0	0,00		0	0,00			0,00		0,00
(+)	Own work capitalized	1207	2.998	0,00	2.004	3.270	0,00	1.761	5.002	0,00	5.031	0,00
(-)	Suppliers	1208	(463.147)	(0,18)	(426.205)	(401.825)	(0,15)	(422.295)	(889.352)	(0,34)	(824.120)	(0,31)
(+)	Other operating revenues	1209	18.599	0,01	14.276	16.612	0,01	41.263	32.875	0,01	57.875	0,02
(-)	Staff costs	1217	(325.881)	(0,12)	(279.076)	(355.984)	(0,13)	(318.338)	(604.957)	(0,23)	(674.322)	(0,26)
(-)	Other operating expenses	1210	(712.461)	(0,27)	(431.994)	(680.115)	(0,26)	(406.813)	(1.144.455)	(0,44)	(1.086.928)	(0,41)
(-)	Depreciation and amortization charge	1211	(97.800)	(0,04)	(90.198)	(89.088)	(0,03)	(82.243)	(187.998)	(0,07)	(171.331)	(0,06)
(+)	Allocation of grants for non-financial assets and others	1212	0	0,00		0	0,00			0,00		0,00
(+/-)	Impairment and results on fixed asset disposals	1214	(10.908)	(0,00)	1.244	18.511	0,01	(1.733)	(9.664)	(0,00)	16.778	0,01
(+/-)	Other income	1216	0	0,00		0	0,00			0,00		0,00
=	**PROFIT FROM OPERATIONS**	1245	**(223.417)**	(0,09)	**48.383**	**(162.988)**	(0,06)	**117.230**	**(176.064)**	(0,07)	**(36.738)**	(0,01)
(+)	Finance income	1250	2.295	0,00	3.174	4.225	0,00	3.071	5.469	0,00	7.296	0,00
(-)	Finance costs	1251	(83.390)	(0,03)	(94.211)	(107.911)	(0,04)	(97.242)	(177.601)	(0,07)	(205.153)	(0,08)
(+/-)	Change in value of financial instruments	1252	519	0,00	(2.760)	660	0,00	5.926	(2.241)	(0,00)	6.586	0,00
(+/-)	Exchange differences (net)	1254	5.947	0,00	(5.666)	(12.298)	(0,00)	8.417	281	0,00	(3.881)	(0,00)
(+/-)	Impairment and results on disposals of financial instrument	1255	0	0,00		0	0,00			0,00		0,00
=	**NET FINANCIAL INCOME**	1256	**(74.629)**	(0,03)	**(99.483)**	**(116.324)**	(0,04)	**(79.828)**	**(174.092)**	(0,07)	**(186.162)**	(0,07)
(+/-)	Profit (loss) from companies recorded by the equity method	1253	(5.645)	(0,00)	(628)	(18.875)	(0,01)	5.048	(6.273)	(0,00)	(13.827)	(0,01)
=	**PROFIT (LOSS) BEFORE TAX**	1265	**(303.691)**	(0,12)	**(61.728)**	**(287.166)**	(0,11)	**42.460**	**(356.419)**	(0,14)	**(244.716)**	(0,09)
(+/-)	Income tax	1270	7.471	0,00	12.965	(147.501)	(0,06)	(472)	20.436	0,01	(147.973)	(0,06)
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280	**(296.220)**	(0,11)	**(38.763)**	**(434.666)**	(0,16)	**41.978**	**(334.983)**	(0,13)	**(392.688)**	(0,15)
(+/-)	Net income for the year from discontinued operations net of tax	1285	(2.163)	(0,00)	(1.333)	(513)	(0,00)	(2.133)	(3.496)	(0,00)	(2.646)	(0,00)
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288	**(298.383)**	(0,11)	**(40.096)**	**(435.179)**	(0,16)	**39.846**	**(338.479)**	(0,13)	**(395.334)**	(0,15)
	a) Profit (loss) for year attributable to parent company	1300	(193.897)	(0,07)	(61.136)	(462.316)	(0,18)	11.098	(255.033)	(0,10)	(451.218)	(0,17)
	Minority interests	1289	(104.486)	(0,04)	21.040	27.137	0,01	28.747	(83.446)	(0,03)	55.884	0,02
	EARNINGS PER SHARE		Amount (X.XX euros)			Amount (X.XX euros)			Amount (X.XX euros)		Amount (X.XX euros)	
	Basic	1290	(0,20)		(0,07)	(0,60)		(0,02)	(0,27)		(0,62)	
	Diluted	1295	(0,20)		(0,07)	(0,60)		(0,02)	(0,27)		(0,62)	

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	(338.479)	(395.334)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	20.058	(23.248)
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	20.058	(23.248)
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	(318.421)	(418.582)
a) Attributable to parent company	1398	(241.355)	(467.413)
b) Attributable to minority interests	1399	(77.066)	48.831

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority Interests	Total Equity
Opening balance at 01/01/2012	3110	84.786	1.964.321	(2.505)	(451.218)	(181)	9.755	593.077	2.218.035
Adjustment for changes in accounting policy	3111								0
Adjustment for errors	3112								0
Adjusted opening balance	3115	84.786	1.964.321	(2.505)	(451.218)	(181)	9.755	593.077	2.218.035
Total recognised income/ (expense)	3120		5.628		(255.033)		8.050	(77.066)	(318.421)
Transactions with shareholders or owners	3125	14.346	365.587	1.778	0	0	0	(75.625)	306.086
1. Capital increases/ (reductions)	3126	14.346	201.239						215.585
2. Conversion of financial liabilities into equity	3127		164.855						164.855
3. Distribution of dividends	3128							(75.639)	(75.639)
4. Trading with own shares (net)	3129		(507)	1.778					1.271
5. Increases/ (reductions) for business combinations	3130							14	14
6. Other transactions with shareholders or owners	3132								0
III. Other changes in equity	3135	0	(431.174)	0	451.218	400.316	0	(14.433)	405.927
1. Share based payments	3136								0
2. Transfers between equity accounts	3137		(451.218)		451.218				0
3. Other variations	3138		20.044			400.316		(14.433)	405.927
Closing balance at 12/31/2012	3140	99.132	1.924.362	(727)	(255.033)	400.135	17.805	425.953	2.611.627

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2011 (comparative period)	3150	84.698	1.992.308	(4.804)	(72.870)	(23)	20.213	630.663	2.650.185
Adjustment for changes in accounting policy	3151								0
Adjustment for errors	3152								0
Adjusted opening balance (comparative period)	3155	84.698	1.992.308	(4.804)	(72.870)	(23)	20.213	630.663	2.650.185
Total recognised income/ (expense)	3160		(5.737)		(451.218)		(10.458)	48.831	(418.582)
Transactions with shareholders or owners	3165	88	27.895	2.299	(5.990)	0	0	(75.364)	(51.072)
1. Capital increases/ (reductions)	3166	88	1.022						1.110
2. Conversion of financial liablities into equity	3167		27.829						27.829
3. Distribution of dividends	3168				(5.990)			(73.021)	(79.011)
4. Trading with own shares (net)	3169		(956)	2.299					1.343
5. Increases/ (reductions) for business combinations	3170							(2.343)	(2.343)
6. Other transactions with shareholders or owners	3172								0
III. Other changes in equity	3175	0	(30.145)	0	78.860	-158	0	(11.053)	37.504
1. Share based payments	3176								0
2. Transfers between equity accounts	3177		(78.860)		78.860				0
3. Other variations	3178		48.715			(158)		(11.053)	37.504
Closing balance at 12/31/2011 (comparative period)	3180	84.786	1.984.321	(2.505)	(451.218)	(181)	9.755	593.077	2.218.035

IV. SELECTED FINANCIAL INFORMATION
10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	1435	250.395	269.219
1.	Profit (loss) before tax	1405	(355.419)	(244.715)
2.	Adjustments to profit (loss):	1410	625.169	599.609
(+)	Depreciation and amortisation charge	1411	187.998	171.331
(+/-)	Other adjustments to income (nets)	1412	437.171	428.278
3.	Changes in working capital	1415	19.855	(32.684)
4.	Other cash flows from operating activities:	1420	(39.210)	(52.991)
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(39.210)	(52.991)
(+/-)	Other sums received/(paid) from operating activities	1425		
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)	1460	(162.786)	(244.649)
1.	Payments for investments:	1440	(175.715)	(229.929)
(-)	Group companies, associates and business units	1441	(6.956)	(11.951)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(168.759)	(217.978)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	Proceeds from disposals:	1450	1.947	5.706
(+)	Group companies, associates and business units	1451	1.520	575
(+)	Property, plant and equipment, intangible assets and investment properties	1452	427	5.131
(+)	Other financial assets	1453		
(+)	Other assets	1454		
3.	Other cash flows from investing activities:	1455	10.982	(20.426)
(+)	Dividends received	1456	10.982	26.459
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458		(46.885)
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)	1490	(73.809)	(176.371)
1.	Sums received /(paid) in respect of equity instruments:	1470	585.291	2.951
(+)	Issues	1471	584.020	1.766
(-)	Redemption	1472		
(-)	Acquisition	1473	(2.515)	(2.240)
(+)	Disposal	1474	3.786	3.425
2.	Sums received /(paid) for financial liability instruments:	1480	(327.864)	57.817
(+)	Issues	1481	0	209.286
(-)	Repayment and redemption	1482	(327.864)	(151.469)
3.	Payments of dividends and remuneration on other equity instruments	1485	(80.721)	(83.032)
4.	Other cash flow from financing activities	1486	(250.515)	(154.107)
(-)	Interest paid	1487	(105.191)	(124.392)
(+/-)	Other sums received/(paid) from financing activities	1488	(145.324)	(29.715)
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	1492	1.302	4.971
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	1495	15.102	(146.830)
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1499	98.158	244.988
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	1500	113.260	98.158

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2012	PREVIOUS PERIOD 12/31/2011
(+)	Cash and banks	1550	113.260	98.158
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	113.260	98.158

IV. SELECTED FINANCIAL INFORMATION
11. CHANGES IN THE COMPOSITION OF THE GROUP

Table 1

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED COMPANIES (CURRENT PERIOD)

Name of the entity (or of the business activity) acquired or merged	Category	Effective date of the operation (mm-dd-yyyy)	Cost (net) of the combination (a)+(b) (€ 000s)		% of voting rights acquired	% of total voting rights in entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to the combination (a)	Fair value of equity instruments issued to acquire the entity (b)		
Dédalo Grupo Gráfico, S.L.	Dependiente	29/06/2012	0	0,00%	60,00%	100,00%

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)

Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)
Factoría Plural, S.L.	Associate	01/18/2012	-34,09%	14,20%	91
Rede Teledifusora Independente, S.A. (RETI)	Subsidiarie	05/03/2012	-94,69%	0	794
Uniao de Leiria, SAD	Associate	05/04/2012	-19,09%	0	0
Localia TV Madrid, S.A.U.	Subsidiarie	05/23/2012	-100,00%	0	0
Dédalo Offset, S.L.	Subsidiarie	06/01/2012	-40,00%	0	0
Macrolibros, S.L.	Subsidiarie	06/01/2012	-40,00%	0	0
Dédalo Heliocolor, S.A.	Subsidiarie	06/01/2012	-40,00%	0	0
Gráficas Integradas, S.A.	Subsidiarie	06/01/2012	-40,00%	0	0
Distribuidora Cordobesa de Medios editoriales	Associate	06/27/2012	-29,00%	0	0
Ediciones Aguilar Venezolana, S.A	Subsidiarie	07/31/2012	-75,00%	0	0
Productora de Televisón de Córdoba, S.A.U	Subsidiarie	07/06/2012	-25,00%	0	0
Televisión Digital de Baleares, S.A.U	Subsidiarie	07/06/2012	-25,00%	0	0
Promotora Audiovisual de Zaragoza, S.L.U	Subsidiarie	07/06/2012	-24,97%	0	0
Legal Affair Consilium, S.L.U.	Subsidiarie	07/06/2012	-25,00%	0	0
Lúdicodrome Editora Unipessoal, LDA.	Subsidiarie	09/28/2012	-94,69%	0	0
Televisión Ciudad Real, S.L.U.	Subsidiarie	09/20/2012	-25,00%	0	0
Souto, S.L.U.	Associate	10/11/2012	-29,00%	0	0
Prensa Serviodiel, S.L.	Associate	12/20/2012	-29,00%	0	0
Suscripciones de Medios Editoriales, S.L.	Associate	10/09/2012	-29,00%	0	0
Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A.	Subsidiarie	12/21/2012	-94,69%	0	0

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158	0	0,00	0	0	0	0
Rest of shares (non-voting, redeemable,etc.)	2159	138,25	0,14	72.824	141,75	0,14	6.433
Total dividends paid	2160	138,25	0,14	72.824	141,75	0,14	6.433
a) Interim dividends	2155	0	0,00	0	0	0	0
b) Dividends with a charge to reserves or share premium	2156	0	0,00	72.824	0	0	6.433
b) Non-cash dividends	2157	0	0,00	0	0	0	0

IV. SELECTED FINANCIAL INFORMATION
13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		PRESENT PERIOD				
		Initial outstanding balance 01/01/2012	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 12/31/2012
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191	0	0,00%	0	0	0,00%
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192	0	0,00%	0	0	0,00%
Other debt securities issued outside a European Union Member State	2193	0	0,00%	0	0	0,00%
TOTAL	2200	0	0,00%	0	0	0,00%

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 12/31/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191	0	0,00%	0	0	0,00%
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192	0	0,00%	0	0	0,00%
Other debt securities issued outside a European Union Member State	4193	0	0,00%	0	0	0,00%
TOTAL	4200	0	0,00%	0	0	0,00%

GUARANTEED ISSUES		PRESENT PERIOD				
		Initial outstanding balance 01/01/2012	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 12/31/2012
Issues or debt securities guaranteed by the group (amount guaranteed)	2195	0	0,00%	0	0	0,00%

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 12/31/2011
Issues or debt securities guaranteed by the group (amount guaranteed)	4195	0	0,00%	0	0	0,00%

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			4.309.541			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				235.070	7.823	
Long-term/ non-current	2065	0	0	4.309.541	235.070	7.823	0
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				217.902		
Short-term/ current	2070	0	0	0	217.902	0	0
INDIVIDUAL TOTAL	2075	0	0	4.309.541	452.972	7.823	0
Equity instruments	2161			2.322			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			62	41.136	21.119	
Long-term/ non-current	2165	0	0	2.384	41.136	21.119	0
Equity instruments	2166			4.616			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				11.170	4.277	
Short-term/ current	2170	0	0	4.616	11.170	4.277	
CONSOLIDATED TOTAL	2175	0	0	7.000	52.306	25.396	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			2.707.661	
Debentures and other securities	2077				
Derivatives	2078		4.092		
Other financial liabilities	2079			110370	
Long-term debts/ Non-current financial liabilities	2080		4.092	2.818.031	
Bank borrowings	2081			285	
Debentures and other securities	2082				
Derivatives	2083				
Other financial liabilities	2084			25.905	
Short-term debts/ Current financial liabilities	2085		0	26.190	
INDIVIDUAL TOTAL	2090		4.092	2.844.221	
Bank borrowings	2176			2.866.786	
Debentures and other securities	2177				
Derivatives	2178		4.092		
Other financial liabilities	2179			154.564	
Long-term debts/ Non-current financial liabilities	2180		4.092	3.021.350	
Bank borrowings	2181			205.467	
Debentures and other securities	2182				
Derivatives	2183		0		
Other financial liabilities	2184			43.291	
Short-term debts/ Current financial liabilities	2185	0	0	248.758	0
CONSOLIDATED TOTAL	2190	0	4.092	3.270.108	0

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	5061			5.053.885			
Debt securities	5062						
Derivatives	5063						
Other financial assets	5064			0	217.708	8.826	
Long-term/ non-current	**5065**			5.053.885	217.708	8.826	
Equity instruments	5066						
Debt securities	5067						
Derivatives	5068						
Other financial assets	5069				205.256		
Short-term/ current	**5070**			0	205.256	0	
INDIVIDUAL TOTAL	**5075**			5.053.885	422.964	8.826	
Equity instruments	5161			16.242			
Debt securities	5162						
Derivatives	5163		0				
Other financial assets	5164			33	84.733	20.680	
Long-term/ non-current	**5165**	0	0	**16.275**	**84.733**	**20.680**	0
Equity instruments	5166			3.436			
Debt securities	5167						
Derivatives	5168		0				
Other financial assets	5169				24.377	28.681	
Short-term/ current	**5170**	0	0	**3.436**	**24.377**	**28.681**	
CONSOLIDATED TOTAL	**5175**			19.711	109.110	49.361	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	5076			3.049.203	
Debentures and other securities	5077				
Derivatives	5078		1.825		
Other financial liabilities	5079			236.955	
Long-term debts/ Non-current financial liabilities	**5080**		1.825	3.286.158	
Bank borrowings	5081			98.861	
Debentures and other securities	5082				
Derivatives	5083		1.345		
Other financial liabilities	5084			1.249.856	
Short-term debts/ Current financial liabilities	**5085**		1.345	1.348.717	
INDIVIDUAL TOTAL	**5090**		3.170	4.634.875	

804 1700 520s
805 806 807
525 510_511

Bank borrowings	5176			3.176.491	
Debentures and other securities	5177				
Derivatives	5178		1.825		
Other financial liabilities	5179			301.039	
Long-term debts/ Non-current financial liabilities	**5180**		1.825	3.477.530	
Bank borrowings	5181			223.625	
Debentures and other securities	5182				
Derivatives	5183		2.528		
Other financial liabilities	5184			86.325	
Short-term debts/ Current financial liabilities	**5185**	0	2.528	309.950	0
CONSOLIDATED TOTAL	**5190**	0	4.353	3.787.480	0

IV. SELECTED FINANCIAL INFORMATION
15. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area – INDIVIDUAL PRESENT PERIOD	INDIVIDUAL PREVIOUS PERIOD	CONSOLIDATED PRESENT PERIOD	CONSOLIDATED PREVIOUS PERIOD
Internal market	2210	215.071	168.145	1.720.495	1.776.041
Export:	2215	0	0	903.000	865.240
a) European Union	2216			178.485	199.405
b) OECD countries	2217			139.112	116.903
c) All other countries	2218			585.403	548.932
TOTAL	2220	215.071	168.145	2.623.495	2.641.281

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED – Ordinary revenues from external customers PRESENT PERIOD	Ordinary revenues from external customers PREVIOUS PERIOD	Ordinary revenues between segments PRESENT PERIOD	Ordinary revenues between segments PREVIOUS PERIOD	Total ordinary revenues PRESENT PERIOD	Total ordinary revenues PREVIOUS PERIOD
AUDIOVISUAL	2221	1.250.276	1.206.862	9.569	34.323	1.259.845	1.241.185
EDUCATION	2222	732.623	715.553	1.031	4.840	733.654	720.393
RADIO	2223	333.403	368.469	9.013	8.303	342.416	376.772
PRESS	2224	281.437	358.633	33.157	31.379	314.594	390.012
OTHER	2225	66.953	74.933	53.023	26.665	119.976	101.598
	2226						
	2227						
	2228						
	2229						
	2230						
Adjustments and eliminations of ordinary revenues between segment	2231			(105.793)	(105.510)	(105.793)	(105.510)
TOTAL	2235	2.664.692	2.724.450	0	0	2.664.692	2.724.450

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED – PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2250	45.523	106.034
EDUCATION	2251	53.129	51.057
RADIO	2252	11.033	15.890
PRESS	2253	(45.673)	13.267
OTHER	2254	(833.837)	(744.952)
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	(769.825)	(558.704)
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	431.346	163.370
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	(16.940)	150.619
PROFIT BEFORE TAX	2270	(355.419)	(244.715)

IV. SELECTED FINANCIAL INFORMATION
15. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	117	128	12.191	13.159
Men	2296	52	56	6.547	6.873
Women	2297	65	72	5.644	6.286

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:

Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	2.908	3.333
Variable remuneration	2311	0	7.272
Per diems	2312	463	561
Directors' fees	2313	1.908	2.000
Transactions with shares and/or other financial instruments	2314	0	0
Other	2315	79	929
TOTAL	2320	5.358	14.095

Other benefits:

Advances	2326		
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	36	23
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	5.819	6.784

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS EXPENSES AND REVENUES:		PRESENT PERIOD Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344		2.652	22.673		25.325
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2348		11.177	3.588		14.765
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	13.829	26.261	0	40.090
10) Finance income	2351			156		156
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354			13.727		13.727
14) Leases	2355					0
15) Services provided	2356			123.660		123.660
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			12.034		12.034
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	149.577	0	149.577

OTHER TRANSACTIONS:		PRESENT PERIOD Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			8.006		8.006
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381				12.801	12.801
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386			19.933		19.933
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		4.996	33.277		38.273
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		27.393	2.328		29.721
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	32.389	35.605	0	67.994
10) Finance revenues	6351			180		180
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354			24.688		24.688
14) Leases	6355					0
15) Services provided	6356			85.826		85.826
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359			9.875		9.875
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	120.569	0	120.569

OTHER TRANSACTIONS:		PREVIOUS PERIOD				
		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			141.755		141.755
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381			105.200	36.550	141.750
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386			18.338		18.338
Other operations	6385					0

1. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS FOR 2012

Consolidated financial statements

The Grupo Prisa financial statements for 2012 have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union under Regulation (EC) 1606/2002 of the European Parliament and of the Council, taking into consideration all of the accounting principles and standards and of the mandatory valuation criteria that have a material effect, as well as the Spanish Code of Commerce (Código de Comercio), the mandatory standards and rules approved by the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas — ICAC) and the rest of the applicable Spanish rules.

IFRSs are applied in preparing the Group's consolidated financial information. The financial statements of the individual companies composing the Group are prepared and presented in accordance with the accounting rules and standards of each country.

As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all like transactions, events and items in 2012 and 2011.

In relation to optional early application of other International Financial Reporting Standards already issued but not yet in effect, the Group has not made any such optional application.

There is no accounting principle or policy of material effect on the consolidated financial statements that has not been applied.

Individual financial statements

Promotora de Informaciones, S.A., as parent company of the Group, presents its financial statements in accordance with the General Accounting Plan (Spanish GAAP) set out in Royal Decree 1514/07 of 16 November 2007.

2. CHANGES IN THE ESTIMATES MADE

During 2012 no material changes occurred in the estimates made at year-end 2011, except in the ones related to measuring goodwill, as described under *"Goodwill"* in Note 3.

3. INTANGIBLE ASSETS

GOODWILL

Shown below is the composition and movements in goodwill of the fully and proportionately consolidated Group companies during 2012 by business segments:

	Thousands of euros				
	Balance at 12.31.2011	Translation adjustment	Impairment	Change in scope of consolidation	Balance at 12.31.2012
Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	**3,645,077**	**19,718**	**(301,282)**	**(3,796)**	**3,359,717**

In 2012, operating indicators for Prisa Televisión's audiovisual business were affected by a number of factors, mainly the change in the model for marketing soccer for the coming seasons. The new agreement entails high quality pay TV content at the expense of free-to-air broadcasts of soccer matches, which in the medium term should boost penetration of the pay TV service in Spain.

However, it will take some time to absorb the initial increase in costs related to the new soccer model. These incremental costs will be offset by a combination of the wholesale of soccer broadcasting rights to other pay TV operators and a gradual increase in the customer base.

Meanwhile, the economic downturn and waning consumption in Spain, coupled with the hike in the VAT for pay TV from 8% to 21%, have hurt subscriber numbers, meaning it will take longer to reach the subscriber base targets implied in the profitability plan for the new soccer model.

As a result, an impairment loss of EUR 294 million has been registered in the 2012 accompanying consolidated income statement.

In 2012, owing to the struggles of the music and record industry in general, an impairment of EUR 5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.'s goodwill in the accompanying consolidated income statement.

OTHER INTANGIBLE ASSETS

The additions recorded in the Group consolidated financial statements under "Other intangible assets" during 2012 amounted to 122,496 thousand euros, mainly in respect of installation and connection of new subscribers (41,749 thousand euros), prototypes (38,919 thousand euros), computer software (32,031 thousand euros) and advances on copyrights (8,432 thousand euros).

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,294 thousand of fully depreciated prototypes.

4. PROPERTY, PLANT AND EQUIPMENT

The additions recorded in the Group consolidated financial statements under "Property, plant and equipment" during 2012 totalled 46,264 thousand euros, and mainly record:

- *"Digital set-top boxes and cards,"* in the amount of EUR 10,970 thousand, from investments made by DTS Distribuidora de Televisión Digital, S.A. in iPlus, a next-generation decoder.

- *"Plant and machinery,"* in the amount of EUR 8,939 thousand, primarily from investments made by Prisa Televisión, S.A.U. in refurbishment of its headquarters and new IT projects for the rendering of TV services and VOD (*video on demand*) and Canal+ Yomvi, and by Grupo Media Capital, SGPS, S.A. for the acquisition of electronic and audiovisual equipment.

- *"Other items of property, plant and equipment,"* in the amount of EUR 24,048 thousand, from the investment by Santillana in digital developments and learning systems.

The main change in the scope of consolidation in 2012 was the change in the consolidation method used for Dédalo Grupo Gráfico from the equity to the full consolidation method (*see Note 10*).

In 2012, impairment losses of EUR 18,354 thousand were recognized for the printing plant in Barcelona due to its closure in December and EUR 8,868 thousand for the printing plants in Lugo and Valencia. The provision recognized in 2010 was released in this connection (*see Note 8*).

5. NON-CURRENT FINANCIAL ASSETS

The variation was mainly due to the elimination the loans granted to Dédalo Grupo Gráfico, S.L, net of provisions, amounting to EUR 44,110 thousand, as the group is being fully consolidated from April 1, 2012 *(see Note 10)*.

6. DEFERRED TAX ASSETS

The increase was mainly due to tax loss carryforwards generated in 2012 (EUR 98,948 thousands) and unused tax credit recognized (EUR 37,501 thousands).

7. EQUITY: CAPITAL AND SHARE PREMIUM

On January 3, 2012, Prisa executed the capital increase corresponding to Otnas Inversiones, S.L.'s exercise of 75,000,000 warrants. Otnas is a company indirectly owned by Rucandio, S.A.- through Timón, S.A., Asgard Inversiones, S.L.U., Promotora de Publicaciones, S.L. and the Shareholder Contract of Prisa-, by Berggruen Acquisition Holdings and by Martin Franklin .

The exercise of the 75,000,000 warrants gave rise to the subscription of the same number of newly issued Class A ordinary shares, at a strike price of EUR 2 each, increasing the Company's capital by EUR 150,000 thousand.

On June 30, 2012, shareholders at the General Meeting of Prisa agreed to amend the Class B shares dividend payment system, whereby the Company may pay cash, Class A shares (at a fixed rate of EUR 1 per share) or a combination of both. In September 2012, Prisa raised capital by issuing 64,097,105 Class A shares to pay the minimum annual dividend of Class B shares for 2011. In December 2012, Prisa raised capital by issuing 26,000,823 Class A shares for payment of the minimum annual dividend of Class B shares for 2012 up to the moment of the conversion.

In addition, during 2012, due to the capital increase against cash contributions with recognition of pre-emptive subscription rights through warrants, which was approved by Prisa's shareholders in general meeting on November 27, 2010, Prisa executed the public deed for the capital increase corresponding to the warrants' 13 to 24 exercise windows. A total of 10,109 warrants were exercised, with a total of 10,109 new Class A ordinary shares were issued at the price of EUR 2 each.

Also, in 2012, 47,942,019 Class B non-voting shares were converted into Class A ordinary shares.

Prisa's share capital, at December 31, 2012 after such increases and conversions of shares totals EUR 99,132 thousand, represented by 651,054,490 Class A ordinary shares and 340,268,409 Class B non-voting shares, with a par value of EUR 0.1 each.

The share premium includes the amount exceeding the par value of the shares issued. It also includes the amount corresponding to the obligation to pay a minimum annual dividend on the Class B shares, as well as value adjustments as a result of the Company's potential obligation to deliver additional shares as part of the mandatory conversion of the Class B shares (*see Note 9*). This share premium at December 31, 2012, amounted to EUR 803,973 thousand (December 31, 2011: EUR 437,879 thousand).

The share premium corresponding to the Class B shares issued in 2010 in accordance with the commitments assumed in the issue of the shares is non-distributable so as to cover future related commitments stemming from this class of shares, until they have been converted into Class A shares and the minimum associated dividend of the Class B shares has been paid in full. This non-distributable share premium at December 31, 2012, amounted to EUR 277,108 thousand (December 31, 2011: EUR 125,131 thousand).

Financial instruments issuance-

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

8. NON-CURRENT PROVISION

The changes in 2012 in "Non- current provisions" were as follows (in thousands of euros):

	Balance at 12/31/2011	Translation adjustment	Charge for the year	Changes in scope of consolidation	Amounts used /Disposals	Transfers	Balance at 12/31/2012
For taxes	187,762	3	15,763	-	(514)	(1,183)	201,831
For third-party liability and other	168,758	(203)	25,040	(64,178)	(7,333)	(69,897)	52,187
Total	**356,520**	**(200)**	**40,803**	**(64,178)**	**(7,847)**	**(71,080)**	**254,018**

"Non-current provisions" include, among other items, the amount corresponding to the negative net value of societies consolidated by the equity method.

In 2012 Dédalo Grupo Grafico has started to be fully consolidated (*see Note 10*). Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 67 million. *(see Note 4).*

In 2012 a provision for EUR 20 million was recognized in relation to termination benefits arising from employee reduction procedures payable to official bodies.

9. FINANCIAL LIABILITIES

Shown below is the breakdown of bank borrowings at 31 December 2012 (in thousands of euros):

	Drawn down amount maturing short term	Drawn down amount maturing long term
Syndicated loan and credit facility to Prisa	-	1,282,544
Bridge loan to Prisa	-	1,340,882
Syndicated loan and credit facility to Dédalo	39,790	40,610
Other	165,677	202,750
Total	205,467	2,866,786

In January 2012, with the proceeds from the capital increase (EUR 150,000 thousand) *(see Note 7)* were repayed EUR 100,000 thousand of the Syndicated Loan. The remainder of outstanding loan at December 31, 2012 amounted to EUR 1,282,544 thousand at year end.

In July, 2012, EUR 200,000 thousand was paid with proceeds from the issue of bonds mandatorily convertible into Class A shares (EUR 434,000 thousand) (*see Note 7)*, leaving a debt of EUR 1,340,882 thousand at year end.

The balance drawn down at December 31, 2011 was EUR 134,000 thousand, which is the definitive amount of this credit facility after Prisa requested a reduction in its limit.This facility was paid in July

2012 with proceeds from the issue of bonds mandatorily convertible into Class A shares *(see Note 7)*.

In addition, "Other non-current financial liabilities" and "Other financial liabilities" includes:

- A financial liability of EUR 108,772 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.
- A financial liability of EUR 26,385 thousand arising from the potential obligation of the Company to deliver additional shares or cash as part of the mandatory conversion of the Class B shares.
- A financial liability recognized for the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand, as the sale was not produced for accounting purposes since Prisa did not transferred to the buyer the risks and rewards of the asset. This transaction has been reversed in February, 2013 (*see Note 13*).
- A financial liability for measurement of the coupon paid to bondholders *(see Note 7)*, amounted to EUR 35,374 thousand (EUR 16,866 thousand in the short term and EUR 18,508 thousand in the long term).

10. CHANGES IN THE COMPOSITION OF THE GROUP

The changes in the composition of the Group are detailed in section 11 of Chapter IV of the Selected Financial Information.

Subsidiary companies

In May 2012, Rede Teledifusora Independente, S.A. (RETI), belonging to Grupo Media Capital, SGPS, S.A., was sold.

Also in May 2012, Promotora de Emisoras de Televisión, S.A. absorbed Localia TV Madrid, S.A.U.

Also in July 2012, Ediciones Aguilar Venezolana, S.A, disolved.

Also in July 2012, Productora de Televisión de Córdoba, S.A.U, Televisión Digital de Baleares, S.A.U, Promotora Audiovisual de Zaragoza, S.L.U and Legal Affairs Consilium, S.L.U. were absorbed by Promotora de Emisoras de Televisión, S.A.

In September 2012, Lúdicodrome – Editora Unipessoal, Lda, which belongs to the Media Capital Group, merged with Media Capital Editora Multimedia, S.A.

Also, in September 2012, TV Ciudad Real, S.L.U was absorbed by Promotora de Emisoras de Televisión, S.A.

In December 2012, Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A was absorbed by Media Capital Servicios de Consultoria y Gestao, S.A.

Associated companies

In January 2012, 35% of Factoría Plural, S.L., belonging to Grupo Media Capital, SGPS, S.A., was sold. As a result, Factoría Plural, S.L. is now accounted for using the equity method, rather than the full consolidation method.

In May 2012, Uniao de Leira, SAD., belonging to Grupo Media Capital, SGPS, S.A., was sold.

In June 2012, Distribuidora Cordobesa de Medios Editoriales, S.L. was absorbed by Distrimedios, S.L

In October 2012, Souto S.L.U, is absorbed by Distribuidora de Publicaciones Boreal, S.L. Also that month, Suscripciones de Medios Editoriales, S.L was absorbed by Distrimedios, S.L.

In November 2012, Prensa Serviodiel, S.L. was absorbed by Distrimedios, S.L.

Significant operations

The financial statements of Dédalo Grupo Gráfico, S.L. and subsidiaries are fully consolidated in the Group's accounts since 1 April 2012, as the option of the reciprocal purchase and sale agreement for the shares of Dédalo Grupo Gráfico signed by Prisa in 2010 with the other shareholders of Dédalo Grupo Gráfico was exercisable. Also in June 2012 Prisa has announced its decision to exercise the call option for one euro, which involves the acquisition of the remaining 60% of society, reaching a total participation of 100%.

Additionally, in June 1, 2012 Dédalo Grupo Gráfico, S.L. sold 100% of Dédalo Offset, S.L., Macrolibros, S.L., Dédalo Heliocolor, S.A. y Gráficas Integradas, S.A.

The main impacts of the fully integration of Dédalo Grupo Gráfico in the consolidated balance sheets at December 31, 2012 is as follows:

	Thousand of euros
Non current asests	32,249
Current financial assets and cash and cash equivalents	467
Other current assets	3,355
Current and non-current liabilities	(127,353)

At December 31, 2011 the Group registered provisions which correspond to the estimated risks in this investment. Therefore, the aforementioned operations have had no impact in the 2012 accompanying consolidated income statement.

From April 1, 2012, Dédalo Grupo Gráfico has contributed to consolidated revenues with EUR 12,411 thousand and with losses of EUR 5,607 thousand to profit from operations.

In case Dédalo Grupo Gráfico had been fully consolidated since January 1, 2012, its contribution to total consolidated revenues would have amounted to EUR 23,895 thousand and it would have impacted to the profit from operations with a loss of EUR 11,080 thousands.

11. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

The remuneration earned by directors and executives is detailed in section 17 of chapter IV of the Selected Financial Information.

Headings 2320 and 2325: The aggregate remuneration of the Prisa Directors and of the Executives records the expenses accrued by Promotora de Informaciones, S.A. (PRISA) as well as by other companies of the Group, stating the following:

i) During 2012 an expense of EUR 853 thousands corresponding to the accrual of the remuneration already delivered to the current executive chairman of the Group in 2011 was registered. As explained in Note 11 of the interim financial information for the second half of 2011, 660,728 shares have also been delivered to him, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying consolidated income statement as a personal expense, equivalent to 220,242 shares. In 2012, an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares.

ii) The executive Directors Mr Juan Luis Cebrian, Mr Fernando Abril-Martorell and Mr. Manuel Polanco Moreno have voluntarily agreed with the Company, given the general economic circumstances, that the remuneration for the 2012 fiscal year shall exclusively be the fixed remuneration provided for in their contracts, with no attribution of any kind of variable remuneration.

iii) The remuneration of the Directors is that accrued by members of senior management of Grupo Prisa to December 31, 2012, understood as such members of the senior managment are members of the Management and Business Committee who are not directors as well as the Internal Audit Manager of Promotora de Informaciones, S.A. They are, particularly, the following managers: Mr Javier Lázaro, Mr Fernando Martinez Albacete, Mr Miguel Angel Cayuela Sebastián, Iñigo Dago, Mrs Bárbara Manrique de Lara, Mr Pedro García Guillén, Mr José Luis Sainz, Mr Kamal M. Bherwani, Mr Andrés Cardó, Mr Oscar Gómez and Mrs Virginia Fernandez.

Within the total remuneration of senior management, is also included the remuneration perceived by Ignacio Santillana del Barrio, Augusto Delkáder Teig and Javier Pons Tubio, until September 2012, by their offices of General Manager of Prisa, President of Prisa Radio and CEO of Prisa Radio, respectively. In September 2012 there is an internal reorganization in the Company that involves alteration of the perimeter referred to determine the senior management.

12. RELATED PARTY TRANSACTIONS

Related party transactions are disclosed in detail in section 18 of chapter IV of the Selected Financial Information.

All the transactions with related parties were carried out on an arm's length basis.

Transactions with directors and executives

Epígrafe 2344: Agregate amount of 2,652 thousand euros, includes the following services rendered directly or indirectly by Prisa directors to companies of Grupo Prisa:

i) Legal advice services in the amount of EUR 90 thousand, rendered by the Director Mr. Gregorio Marañón y Bertrán de Lis to PRISA TELEVISION, S.A.U.

ii) Legal counsel services in a series of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advice in various matters, rendered by Cortés Abogados y Cía S.R.C, thorough Tescor Profesionales Asociados, S.L.P, to PROMOTORA DE INFORMACIONES, S.A. and PRISA TELEVISION, S.A.U amounting EUR 2,562 thousand.

Heading 2348: The aggregate amount of 11,177 thousand euros includes the remuneration received by directors and executives, as detailed in chapter IV, heading 17).

Transactions between Group employees, companies or entities

Heading 2344: Given below is the breakdown of the aggregate amount of 22,673 thousand euros:

i) 3,664 thousand euros for printing services provided by various investees of Dédalo Grupo Gráfico, S.L. to certain Prisa Group companies. (This information corresponds to the period between January 1 and March 31, 2012, as, from that moment, Dédalo Grupo Gráfico, S.L has started to be fully consolidated. Therefore has been eliminated the operations in the consolidated financial information).

ii) Distribution, transport and logistics services rendered by Gelesa Gestión Logística to the Print Media of Prisa Group for 7,732 thousands euros.

iii) Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participated companies, as well as technical and administrative services rendered by these companies for 745 thousand euros.

iv) Distribution, transport and logistics services rendered by other companies belonging to the distribution business to the Print Media of Prisa Group for 8,533 thousands euros.

v) Purchases of magazines by Ediciones El Pais, S.L. to Ediciones Conelpa, S.L. amounting 1,622 thousand euros.

Heading 2348: The aggregate amount of 2,650 thousand euros includes costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which Prisa television holds an interest, for sponsorship and merchandising of club Real Madrid.

Heading 2354: The aggregate amount of 13,727 thousand euros include:

i) Dividends received by Prisa Television, S.A.U. for its shareholdings in Mediaset España Comunicación, S.A. for 9,734 thousands euros.

ii) Dividends received by Sociedad Española de Radiodifusión, S.L. for its shareholdings in Sistema Radiópolis, S.A. de C.V. for 3,993 thousands euros.

Heading 2356: Given below is the breakdown of the aggregate amount of 123,660 thousand euros:

i) Incomes received by several companies in which Prisa has holdings, for technical and administrative services rendered to both Mediaset Comunicaciones España, S.A. and its participated companies, as well as for sale of advertising space and rights to these companies for 29,914 thousands euros.

ii) Incomes received by print medias of Prisa Group for purchase of copies and add-ons by Gelesa Gestion Logística for 33,584 thousands euros.

iii) Incomes received by print medias of Prisa Group for purchase of copies and add-ons by other companies belonging to the distribution business for 58,022 thousands euros.

Heading 2359: The aggregate amount of 12,034 thousand euros includes the share in the revenues of the investee company Real Madrid Gestión de Derechos, S.L. for sponsorship and merchandising of Club Real Madrid.

Heading 2372: Given below is the breakdown of the aggregate amount of 8,006 thousand euros:

i) Loans of 1,171 thousand euros, granted by companies of Grupo PRISA, to Plural Jempsa, S.A.

ii) Loans of 2,268 thousand euros, granted by Ediciones El País, S.L., to its investee company Ediciones Conelpa, S.L.

iii) Loans of 4,567 thousand euros granted by Sociedad Española de Radiodifusión, S.L. to its investee companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

Heading 2351: The aggregate amount of 156 thousand euros includes interest accrued in 2012 on the financing referred to in heading 2372 above.

Heading 2386: The aggregate amount of 19,933 thousand euros includes dividends paid by DTS, Distribuidora de TV Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

<u>**Transactions with other related parties**</u>

Heading 2381: Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 12,801 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

13. EVENTS AFTER THE BALANCE SHEET DATE

By virtue of the agreements entered into in 2011, on February 2013, PortQuay West I B.V., company controlled by Miguel Paes do Amaral, has exercised its right to transmit to Vertix, 100% subsidiary of Prisa, the 10% of Grupo Media Capital SGPS, S.A.'s share capital.

1. BUSINESS PERFORMANCE

The *most significant events* in the period from January to December 2012 were as follows:

- Total **revenue** reached EUR 2,664.7 million (-2.2%) and **Ebitda** was EUR 427.0 million (-2.3%). The Group showed a **net loss** of EUR 255.0 million after having provisioned EUR 305.3 million for goodwill impairments and intangible assets.

- The **advertising** market in Spain and Portugal (in Radio, TV and written press) continued showing significant falls during 2012, in a negative economic environment in which consumption decreases continued accelerating. Advertising revenue in Iberia fell by 17.1% year on year and accounted for 15.5% of total Group revenues. Advertising revenues of the Group fell by 10.8%. Increases in Latin America offset falls in Spain and Portugal. Total Group advertising revenue reached EUR 553.4 million, which accounted for 20.8% of total Group revenues (compared to the 22.8% of 2011).

- Total **Latam** revenues grew by 7.7% representing 26.7% of the Group's revenues (24.3% in 2011). Ebitda from this region grew by 13.3% reaching 45.0% of total Group Ebitda (38.6% in 2011). It is worth highlighting the growth in Latin American advertising of +14.9% (25.4% of all advertising revenues).

- The company continued with a strong **cost control** effort in all cost lines and business units. In 2012, total expenses (excluding amortizations and provisions) were reduced by 2.2%. Costs of staff in Spain and Portugal fell a 15.1%.

- **Pay TV** showed a strong growth in revenues and Ebitda, mainly due to changes in the accounting of the new football model: revenues reached EUR 1,079.9 million and Ebitda EUR 181.1 million, with implied a growth of 6.8% and 15.1% respectively.

  During 2012, Key performance indicators for the Audiovisual division were impacted by a series of elements such as the change in the commercialisation model of football content (which allowed Canal+ to offer the best football content in its history), the VAT increase for Pay TV from an 8% to a 21% and the weakness of the economic environment. The increase in costs associated with the new football agreement will have to be compensated throughout time with the revenues from the C+ multi-distribution to third parties and a necessary increase in the number of subscribers.

  Net adds in satellite subscribers fell by 36,374, while net adds in subscribers from other operators of Canal+1 (including OTT) grew by 38,888. Canal+ increased its market share by more than 2 percentage points, reaching 42%, according to internal estimates. Satellite ARPU stood at 44.2 Euros on average in the quarter (41.5 in 4Q 2011) and churn stood at 15.4% iPlus subscribers reached 34.2% or 587,331.

  Regarding Media Capital, revenue (EUR 184.3 million) fell by 17.8% while Ebitda (EUR 41.8 million) grew by 7.4%, which shows the strong effort in cost control and diversification in added value revenues that was undertaken.

- **Education** showed a strong growth in Latin America. Revenues (EUR 733.7 million) grew by 1.8% with Latin America up by +5.4%. IT stands out Mexico (+17.6%), Ecuador (+23.3%), Puerto Rico (+35.4%), Dominican Republic (+43.3%) and USA (+41%), as well as Argentina (+20.6%), Central America (+27.3%), (Colombia (+3.4%), Peru (+129.4%), Bolivia (+16.1%), Uruguay (+22.2%) or Chile (+16.5%), and the lower contribution of Brazil on the back of its cycle (-17.0%). Spain saw a revenue fall of 8.9% mainly due to General Editions and to a lesser extent due to a lower educational campaign. Ebitda reached EUR 184.2 million (+8.2%). This figure included a negative contribution of EUR 11.8 million as a

consequence of the launching of new educational systems products at the operating profit level.

- **Radio** showed a strong growth in Latin America and weakness in Spain. Revenues (EUR 342.4 million) fell by 9.1% versus the last period given mainly the lower advertising in Spain (-17.1%), partly offset by a significant improvement in Latam, where advertising revenues increased by +15.2% with a strong performance in Colombia (+19.6%), Chile (+11.7%) and Mexico (+12.3%).

- **Press** showed the delicate economic situation and of the consumption in Spain. Press revenues stood at EUR 314.6 million, 19.3% lower than in 2011. This is explained by the weakness in advertising (-20.6%), the lower circulation numbers (down by -12.7%), as well as the positive impact that promotions and fiscal deductions had in 2011. Ebitda was negative in EUR 13.8 million, mainly due to the restructuring process undertaken in the business.

- Solid growth of the **Digital** area. Digital advertising showed a growth of 15.1% in 2012. The digital area received a monthly average number of daily browsers of 72 million (December 2012), which represents a growth of 9.4% versus 2011. This is thanks to the strong growth in Prisa Television, El Pais.com and CincoDías.com, as well as International Radio.

- During 2012 several **recapitalization** deals were approved in the Annual Sharesholders' Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company's creditor financial entities in exchange of existing debt with the company, and by a strategic partner that subscribed the bond in cash. These deals allowed for the reduction of the Group's leverage and demonstrated the support of the company's creditor entities, main shareholders and strategic partner. **Net debt** stood at EUR 3,083.4 million, which implies a reduction of EUR 450.2 million since December 2011. Net financial debt stood at EUR 2,938.93 million.

2. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Risk of financial position and liquidity management.

Strategic and operational risks

Macroeconomic risks-

Spain and other countries in which the Group operates have experienced slowdowns and volatility in recent years. Main consumption indicators in Spain and Portugal have been significantly deteriorated, and have impacted and could impact in the future in the spending on the products and services by customers, including advertisers, subscribers to the TV platform and other consumers of the content offerings of Prisa.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of

the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to conduct frequent checks and adjustments in its cost base.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other content.

Sector regulation-

The Group operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

The Group is subject to material litigation mainly in Audiovisual business and exposed to liability for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risk-

In order to maintain and increase its businesses and competitiveness, the Group must adapt to technological advances, for which research and development are key factors.
Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Risks of financial position and liquidity management

Financing risk-

At 31 December 2012 the Group's bank borrowings amounted to 3,072 million euros.

The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;

• requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;

• exposing the Group to the risk of increased interest rates, as most of the borrowings are at variable rates of interest; and

• limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

The agreements governing the terms of the indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising and circulation, is having a negative impact on the ability of the Group's cash generation, mainly in Spain. The Group closely monitors collections and payments associated with all its activities, as well as the maturity of the financial and commercial debt. Additionally, the Group analyzes recurrently other financing sources to cover anticipated cash needs in the short, medium and long term.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight Pay Tv and Education. The parent company has access to DTS cash, in which there are 44% minority interests, through dividends. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend.

Interest rates risk exposure-

The terms of the bank debt provide exclusively for variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, the Group arrange interest rate hedges as far as there are lines of credit available, and at the date a part of the outstanding debt is fixed rate hedged.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk and, as far as there are credit lines available, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets.

Fluctuations in the price of paper -

The Group is exposed to the possibility of fluctuations in its results due to changes in the price of paper, an essential raw material for certain of the production processes.

A program for strategically monitoring changes in paper prices has been established, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that the Group expects to consume in the medium term.

Tax assets discussed by tax authorities and significant tax assets-

The Group's tax risks are related to a possible different interpretation of the rules that could make the tax authorities, such as the deduction for export activities, and the generation of positive tax

basis to allow the recovery of deferred tax assets. Additionally, as a result of tax reform in Spain in 2012, which has limited the deductibility of financial expenses, so additional tax credits have been generated.

3. OUTLOOK

Prisa is undergoing a different behaviour between its activities in Spain and Portugal, which have suffered especially from the deterioration of the advertising market in a difficult economic environment, and its activities in Latin America which are showing strong growth and which already account for 45% of Ebitda. In this environment Prisa has continued undertaking a strong effort in cost reduction and improvement of its operating efficiency in all its business units.

The communication services sector is very sensitive to the evolution of the main macro-economic variables (GDP) and consumption and especially to the advertising cycle, which has accentuated its deterioration during 2012 in Spain and Portugal. Despite the fact that Grupo Prisa's exposure to the evolution of the advertising market is limited given the diversification of its revenue streams (advertising revenues account only for 21% of all revenues), those businesses which are dependent on advertising have a large portion of fixed costs and the reduction of advertising revenues therefore has a larger impact in their operating result, leading to a deterioration of operating margins. Main market sources point to further falls in the advertising market in Spain and Portugal for 2013.

Prisa has other solid businesses, which are less dependent to the economic cycle, which continue to demonstrate their growth potential. Such is the case of the Education-Editorial business, which in 2012 already represented 28% of the Group's total revenues and 43% of Group's total Ebitda. This business continues to show good growth potential ahead, especially in Latin America, where revenues have grown by 5.4%, despite 2012 being the lowest year in the education cycle in Brazil. The development of new business lines since 2011, such as the design and commercialization of Education and teaching Systems, is being very successful and opens new growth perspectives in the education sector, especially in countries such as Colombia, Mexico and Brazil.

The other main source of growth for the Group in 2012 has been the Pay TV business; Canal+ who's revenues represented 41% of those of the Group and 42% of total Ebitda. Following the agreement signed in August 2012 for the exploitation of football rights of Spanish Liga (first and second division) and Copa del Rey for the coming three seasons, together with the Champions League rights which were acquired in February 2011, Canal+ offers the best football content of its history.

The new agreement substantially improves the quality of football content offered, allows for the exclusive multi-distribution through other pay TV operators, and provides exclusivity in bars and public spaces. This agreement has led to a different commercialization of football rights compared to that of previous seasons.

Despite the above, during 2012 the key operating indicators of the business have been negatively affected by the weakness of domestic consumption in Spain, the VAT increase for Pay TV from 8% to 21%, and the change in the commercialization model of football content. The new exploitation agreement implies an increase of costs which must be compensated going forward by the multidistribution agreements and a necessary increase in the subscriber base. It is important to highlight that in this scenario, Canal+ has increased its market share by more than two percentage points, reaching 42% (internal estimate).

Latin American revenues showed an increase of 7.7% during 2012, supported by the positive performance of the Radio business, with growth in all the countries where the company is present, and of the Education business, with growth in practically all the countries in which the Group is present, except Brazil, where 2012 was the low year of the Education cycle. Latin America Ebitda also showed an important growth, of 12.8%. We expect Latin America to continue being an important source of growth for the group going forward.

Activity in the Group's Digital area grew during 2012, when its revenues increased by 18.7%, with improvements in its advertising results and digital products. Also, as a reflection of the digital development was the important increase in traffic in the wed sites of the company's business lines. The company continues with its digital development in all its business units, with a very consumer-oriented model.

In the current economic environment, the effort in cost control and improvement of the operating efficiency are of vital importance to maintain the necessary liquidity and profitability of the Group-Throughout 2012 and on the back of the increased deterioration of the economic environment and of consumption in Spain and Portugal, a strong effort in cost control has been undertaken in all of the Group's business lines and going forward we expect to undertake the necessary measure to improve their operating efficiency.

During 2012 several recapitalization deals were approved in the Annual Sharesholders' Meeting. Through these the compulsory payment of the preferred divided of non-voting B shares was eliminated, allowing the Group to pay them in shares (at one Euro per share), in cash or a combination of both. In addition two mandatory convertible bonds were issued and fully subscribed by three of the Company's creditor financial entities and by a strategic partner. These deals allowed for the reduction of the Group's leverage and demonstrated the support of the company's creditor entities, main shareholders and strategic partner. The Group will continue looking for ways to increase financial flexibility to focus then its efforts on the operating improvement of its businesses.